Filed Pursuant to Rule 424(b)(3)
Registration No. 333-270624

SUPPLEMENT NO. 9 TO

PROSPECTUS OF HAMMERHEAD ENERGY INC.

This prospectus supplement amends and supplements the prospectus dated May 1, 2023 as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-270624). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, which was furnished to the Securities and Exchange Commission on November 6, 2023 (the "Form 6-K"). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Shares are listed on The Nasdaq Stock Market LLC ("Nasdaq") and the Toronto Stock Exchange (the "TSX") under the symbol "HHRS." On November 3, 2023, the last reported sales prices of the Class A Common Shares on Nasdaq and the TSX were $14.44 and C$19.70, respectively.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 5 of the Annual Report and beginning on page 5 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Supplement No. 9 is dated November 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41630

HAMMERHEAD ENERGY INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name)

Suite 2700, 525-8th Avenue SW

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Address and telephone number of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Consolidated Financial Statements as at and for the three and nine months ended September 30, 2023
99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2023
99.3	Press release dated November 6, 2023
99.4	Press release dated November 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hammerhead Energy Inc.

Date: November 6, 2023	By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

Hammerhead Energy Inc.

Consolidated Financial Statements

As at and for the Three and Nine Months Ended

September 30, 2023

Dated: November 6, 2023

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at
(Cdn$ thousands)	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash		7,077	8,833
Accounts receivable	14	92,899	89,235
Prepaid expenses and deposits	14	10,999	4,564
Risk management contracts	17	5,144	19,293
Total current assets		116,119	121,925

Property, plant and equipment	5	1,856,806	1,644,199
Total assets		1,972,925	1,766,124

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	128,844	135,547
Current portion of lease obligations	8	1,229	1,180
Risk management contracts	17	4,634	7,286
Total current liabilities		134,707	144,013

Bank debt	6	338,194	179,800
Term debt	7	-	78,932
Non-current portion of lease obligations	8	3,017	3,945
Warrant liability	10	-	21,971
Decommissioning obligations	9	23,366	23,115
Deferred tax liabilities		76,068	31,720
Total liabilities		575,352	483,496

SHAREHOLDERS' EQUITY
Common share capital	12	407,838	585,732
Preferred share capital	12	-	606,131
Contributed surplus		1,104,391	96,417
Deficit		(114,656)	(5,652)
Total shareholders' equity		1,397,573	1,282,628

Total liabilities and shareholders' equity		1,972,925	1,766,124

Commitments and contractual obligations	19

Subsequent event	20

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

Approved by the Board of Directors,

(signed)	(signed)
Stewart Hanlon	Scott Sobie
Director and Audit Committee Chair	President and Chief Executive Officer

1 | Hammerhead Energy Inc.	Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS) (UNAUDITED)

		Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands, except per share amounts)	Note	2023	2022	2023	2022
REVENUE
Oil and gas revenue	15	234,090	206,518	622,216	645,968
Royalties		(26,249)	(31,728)	(67,746)	(81,653)
Oil and natural gas revenue, net of royalties		207,841	174,790	554,470	564,315

RISK MANAGEMENT CONTRACTS
Realized gain (loss) on risk management contracts	17	5,623	(28,307)	24,558	(93,575)
Unrealized (loss) gain on risk management contracts	17	(20,882)	44,774	(11,496)	4,455
		(15,259)	16,467	13,062	(89,120)
OTHER INCOME		192	380	797	2,560
		192,774	191,637	568,329	477,755
EXPENSES
Operating		29,593	26,212	93,209	79,789
Transportation		23,620	17,582	65,108	52,481
General and administrative		9,391	4,881	27,205	16,725
Transaction costs	4	-	16,021	9,061	16,021
Share-based compensation	13	2,732	1,055	9,980	8,942
Depletion, depreciation and impairment	5	59,720	35,802	167,295	108,766
Finance	16	10,045	6,221	25,440	18,150
Loss (gain) on foreign exchange		522	5,570	(2,805)	8,173
Loss on warrant revaluation	10	42,794	10,824	58,014	10,688
Listing expense	4	-	-	180,478	-
Loss on debt repayment		-	218	-	218
Total expenses		178,417	124,386	632,985	319,953
Net profit (loss) and comprehensive profit (loss) before income taxes		14,357	67,251	(64,656)	157,802

Deferred income tax expense		10,445	-	44,348	-
Net profit (loss) and comprehensive profit (loss)		3,912	67,251	(109,004)	157,802

Net profit (loss) per common share
Basic [1]		0.04	2.42	(1.44)	5.57
Diluted [1]		0.04	0.98	(1.44)	2.28

1 For the periods ended September 30, 2022, the Company's basic and diluted earnings per share is the net profit per common share of Hammerhead Resources Inc., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD (note 4).

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

2 | Hammerhead Energy Inc.	Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended
(Cdn$ thousands)	Note	September 30, 2023	September 30, 2022

Common share capital
Balance, beginning of period		585,732	584,275
Common shares exchanged per DCRD business combination	4, 12	(585,732)	-
Issuance of HEI Common Shares per DCRD business combination	4, 12	585,732	-
Issuance for exchange of preferred shares	4, 12	606,131	-
Issuance for exercise of 2020 Warrants	4, 10	21,684	-
Issuance to DCRD shareholders	4, 12	109,597	-
Long-term retention program	4, 12, 13	5,793	-
Reduction in stated capital	12	(1,000,000)	-
Issuance for exercise of HEI Warrants	10, 12	72,776	-
Issuance for exercise of Legacy RSUs and Legacy Options	12	6,125	1,267
Balance, end of period		407,838	585,542

Preferred share capital
Balance, beginning of period		606,131	606,131
Exchange of preferred shares for HEI Common Shares	4, 12	(606,131)	-
Balance, end of period		-	606,131

Contributed surplus
Balance, beginning of period		96,417	83,704
Recognized under share-based compensation plans	13	13,715	12,668
Reduction of stated capital	12	1,000,000	-
Exercise of Legacy RSUs and Legacy Options		(5,741)	(1,254)
Balance, end of period		1,104,391	95,118

Deficit
Balance, beginning of period		(5,652)	(230,752)
Net (loss) profit		(109,004)	157,802
Balance, end of period		(114,656)	(72,950)

Total shareholders' equity, beginning of period		1,282,628	1,043,358
Total shareholders' equity, end of period		1,397,573	1,213,841

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

3 | Hammerhead Energy Inc.	Financial Statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Net profit (loss)		3,912	67,251	(109,004)	157,802
Adjustments for non-cash items:
Unrealized loss (gain) on risk management contracts	17	20,882	(44,774)	11,496	(4,455)
Share-based compensation	13	2,732	1,055	9,980	8,942
Depletion, depreciation and impairment	5	59,720	35,802	167,295	108,766
Finance, non-cash	16	545	2,639	5,603	11,001
Unrealized loss on foreign exchange		3,525	3,530	13	5,916
Loss on warrant revaluation	10	42,794	10,824	58,014	10,688
Deferred income tax expense		10,445	-	44,348	-
Loss on debt repayment		-	218	-	218
Transaction costs, non-cash	4	-	-	5,793	-
Listing expense, non-cash	4	-	-	180,478	-
Settlement of decommissioning obligations	9	-	-	(54)	(123)
Realized foreign exchange (gain) loss on financing activities		(545)	5,168	(741)	5,168
Change in non-cash working capital	14	(21,963)	13,425	(59,778)	(8,699)
Net cash from operating activities		122,047	95,138	313,443	295,224

FINANCING ACTIVITIES
Drawdown of bank debt		72,500	82,000	205,010	129,500
Repayment of bank debt		(11,053)	(39,000)	(46,367)	(128,000)
Repayment of term debt	7	(83,721)	(78,621)	(83,721)	(78,621)
Debt transaction costs		-	(218)	-	(218)
Settlement of 2013 Warrants	4, 10	-	-	(168)	-
Purchase and cancellation of HEI Warrants	10	-	-	(17,267)	-
Redemption of Public Warrants	10	(7)	-	(7)	-
Proceeds from common shares issued		182	13	388	13
Payment of lease obligations	8	(298)	(260)	(879)	(767)
Net cash (used in) from financing activities		(22,397)	(36,086)	56,989	(78,093)

INVESTING ACTIVITIES
Additions to property, plant and equipment ("PP&E")	5	(109,581)	(77,332)	(377,289)	(210,207)
Proceeds from disposition	5	1,000	-	1,000	-
Net change in accounts payable related to the addition of PP&E	14	11,023	18,663	4,099	(12,390)
Net cash used in investing activities		(97,558)	(58,669)	(372,190)	(222,597)

Net change in cash		2,092	383	(1,758)	(5,466)
Cash, beginning of period		4,960	6,324	8,833	12,239
Foreign exchange revaluation		25	(117)	2	(183)
Cash, end of period		7,077	6,590	7,077	6,590

See accompanying notes to the interim condensed consolidated financial statements (unaudited).

4 | Hammerhead Energy Inc.	Financial Statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at and for the three and nine months ended September 30, 2023 and 2022.

1. REPORTING ENTITY

Hammerhead Energy Inc. ("HEI", "Hammerhead", or the "Company") was incorporated in Alberta on September 1, 2022. Refer to note 4 Business Combination with Decarbonization Plus Acquisition Corporation IV ("DCRD") for additional information on the amalgamation of HEI on February 23, 2023. These unaudited interim condensed consolidated financial statements (the "Interim Financial Statements") are comprised of the accounts of HEI and its wholly owned subsidiary, Hammerhead Resources ULC. Prior period amounts are those of Hammerhead Resources Inc., which continued as the operating entity, Hammerhead Resources ULC, following the amalgamation. Refer to note 5, Property Plant and Equipment for additional information on the sale of wholly owned subsidiaries Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership during the period. Refer to note 20, Subsequent Event, for additional information regarding the November 6, 2023 announcement that Hammerhead entered into a definitive agreement with Crescent Point Energy Corp.

HEI is an oil and natural gas exploration, development and production company. HEI's reserves, producing properties and exploration prospects are located in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The Company conducts certain of its operating activities jointly with others through unincorporated joint arrangements and these Interim Financial Statements reflect only the Company's share of assets, liabilities, revenues and expenses under these arrangements. The Company conducts all of its principal business in one reportable segment.

The Company is controlled by Riverstone Holdings LLC ("Riverstone"). The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1.

2. BASIS OF PRESENTATION

(a) Statement of compliance

The Interim Financial Statements were approved and authorized for issue by the Company's Board of Directors on November 6, 2023. The Interim Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting using accounting polices consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Interim Financial Statements should be read in conjunction with the audited annual consolidated financial statements of Hammerhead Resources Inc., as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto (the "Annual Financial Statements"). Hammerhead Resources Inc. was amalgamated to form Hammerhead Resources ULC, which continues as the operating entity of HEI following the business combination with DCRD described in note 4. The Interim Financial Statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements. Certain information and disclosures normally required to be included in the notes to the Annual Financial Statements prepared in accordance with IFRS have been condensed or omitted in the Interim Financial Statements.

(b) Basis of measurement

The Interim Financial Statements have been prepared on a historical cost basis except for the warrant liability (note 10) and the risk management contracts (note 17), which are measured at fair value.

(c) Functional and presentation currency

The Interim Financial Statements are presented in Canadian dollars ("Cdn$"), which is also the Company's functional currency. All references to US$ or USD are to United States dollars.

(d) Use of estimates and judgements

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

5 | Hammerhead Energy Inc.	Notes to Financial Statements

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies are outlined in the Annual Financial Statements.

3. CHANGES IN ACCOUNTING STANDARDS

Effective for periods beginning on or after January 1, 2023, the International Accounting Standard Board has published a new standard, IFRS 17 Insurance Contracts, as well as amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; IAS 12 Income Taxes; and IAS 1 Presentation of Financial Statements. The Company has adopted this standard and these amendments and determined no significant impact to the Company's Interim Financial Statements.

4. BUSINESS COMBINATION WITH DECARBONIZATION PLUS ACQUISITION CORPORATION IV ("DCRD")

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective securityholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. ("HEI"). Also pursuant to the plan of arrangement, Hammerhead Resources Inc. ("HHR") amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.

HEI Class A Common Shares ("HEI Common Shares") are traded on the Nasdaq Stock Market LLC ("NASDAQ") and the Toronto Stock Exchange ("TSX") under the symbol "HHRS". Warrants to purchase HEI Common Shares ("HEI Warrants") were traded on the NASDAQ and TSX prior to their redemption (note 10).

As a result of the business combination with DCRD, the following occurred:

• HHR's approximately 392.6 million common shares were exchanged for approximately 25.1 million HEI Common Shares,

• HHR's approximately 500.9 million preferred shares were exchanged for approximately 56.1 million HEI Common Shares,

• HHR's approximately 35.0 million 2020 Warrants were exchanged for approximately 1.6 million HEI Common Shares,

• HHR's approximately 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant, totaling approximately $0.2 million,

• HHR's limited recourse loans under the long-term retention program of approximately $5.8 million were terminated,

• DCRD's approximately 8.0 million common shares were exchanged for approximately 8.0 million HEI Common Shares,

• DCRD's approximately 28.5 million warrants to purchase DCRD common shares were exchanged for approximately 28.5 million HEI Warrants,

• HHR's approximately 10.5 million options were exchanged for approximately 0.7 million options to purchase HEI Common Shares ("Legacy Options"), and

• HHR's approximately 83.4 million restricted shares units were exchanged for approximately 5.3 million restricted share units to acquire HEI Common Shares ("Legacy RSUs")

HEI issued a total of 90,778,275 HEI Common Shares, 28,549,991 HEI Warrants, 5,329,938 Legacy RSUs and 671,539 Legacy Options to the former securityholders of HHR and DCRD in connection with the business combination.

The transaction is a business combination under common control and applies IFRS 2 Share Based Payment as DCRD does not meet the definition of a business under IFRS 3 Business Combinations. On closing, the Company accounted for the fair value of the HEI Common Shares issued to DCRD shareholders at the market price of DCRD's publicly traded common shares on February 23, 2023. The total fair value of the HEI Common Shares issued to DCRD shareholders was $109.6 million. As part of the amalgamation, HEI acquired cash, prepaid expenses, accounts payable, related party payables and warrant liabilities. The fair value of the HEI Common Shares issued to DCRD shareholders less the sum of the net liabilities acquired was accounted for as listing expense.

6 | Hammerhead Energy Inc.	Notes to Financial Statements

The following table reconciles the elements of the business combination with DCRD:

(Cdn$ thousands)	Amalgamation under IFRS 2
Total fair value of consideration
8,032,671 shares at US$10.07 per common share (US$80.9 million)	109,597

less the following
Cash	156
Prepaid expenses	3,705
Less: Accounts payable	(24,179)
Less: Due to related parties	(18,457)
Less: Warrant liabilities [1]	(32,106)
Total listing expense	180,478

1 Warrant liabilities included Public and Private Placement HEI Warrants. See note 10 for additional information.

The listing expense is presented in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). The amounts due to related parties included $9.5 million due to HEI that was eliminated upon closing and $8.9 million due to Riverstone. All related party payable balances were settled as at March 31, 2023.

For the three and nine months ended September 30, 2023, the Company expensed nil and $9.1 million, respectively, in transaction costs (three and nine months ended September 30, 2022 - $16.0 million).

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

The following table reconciles movements of PP&E during the period:

(Cdn$ thousands)	Development and Production Assets	Corporate Assets	Right-of-Use Assets	Total
PP&E, at cost:
Balance - December 31, 2021	2,123,153	10,926	6,411	2,140,490
Additions	379,220	1,857	1,451	382,528
Balance - December 31, 2022	2,502,373	12,783	7,862	2,523,018
Additions	378,324	2,476	-	380,800
Disposition	(898)	-	-	(898)
Balance - September 30, 2023	2,879,799	15,259	7,862	2,902,920

Accumulated depletion, depreciation and impairment
Balance - December 31, 2021	721,852	7,588	2,211	731,651
Depletion and depreciation	144,133	1,982	1,053	147,168
Balance - December 31, 2022	865,985	9,570	3,264	878,819
Depletion, depreciation and impairment	164,702	1,652	941	167,295
Balance - September 30, 2023	1,030,687	11,222	4,205	1,046,114

Net book value - December 31, 2022	1,636,388	3,213	4,598	1,644,199
Net book value - September 30, 2023	1,849,112	4,037	3,657	1,856,806

At September 30, 2023, an estimated $2.5 billion in future development costs associated with the proved plus probable undeveloped reserves were included in the calculation of depletion (December 31, 2022 - $2.8 billion).

7 | Hammerhead Energy Inc.	Notes to Financial Statements

(a) Capitalization of general and administrative and share-based compensation expenses

During the nine months ended September 30, 2023, $4.5 million (year ended December 31, 2022 - $5.1 million) of directly attributable general and administrative expenses and $3.7 million (year ended December 31, 2022 - $4.1 million) of share-based compensation expenses were capitalized to PP&E assets. These amounts directly related to development activities conducted during the period.

(b) Impairment and sale of Prairie Lights Power project

At September 30, 2023 and December 31, 2022, the Company assessed its production and development assets for indicators of impairment and none were noted.

In the second quarter of 2023, the Company discontinued its Prairie Lights Power project, which indicated a change in expected use and therefore impairment of the asset. The fair value less costs of disposal was estimated at $1.0 million and an impairment of $6.8 million was recorded in profit (loss). The Company's investment in Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership was sold during the quarter for proceeds of $1.0 million. No gain or loss was recorded on the disposition.

6. BANK DEBT

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Syndicated facility [1]	323,194	164,800
Operating facility	15,000	15,000
Total bank debt outstanding	338,194	179,800

1 Included in the syndicated facility is a draw of US$24.7 million. As at September 30, 2023, the US$ draw was translated to Cdn$33.4 million.

The Company's bank debt is held in a credit facility with a syndicate of lenders. Under the credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semiannually. On September 27, 2023, the second semiannual re-determination was completed and the Company's credit facility was increased to $450.0 million, consisting of a $430.0 million revolving syndicated facility and a $20.0 million operating facility. The maturity date was extended to May 31, 2025, following the repayment of all outstanding term debt (note 7).

As at September 30, 2023, Hammerhead was compliant with all covenants and cross default clauses stated in the credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets held by the Company and its subsidiaries.

Amounts borrowed under the credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and impairment. The credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Export Development Canada ("EDC") Facility

The Company has a $25.0 million unsecured letter of credit facility under EDC's Account Performance Security Guarantee program. As at September 30, 2023, the Company's Canadian dollar denominated letters of credit issued totaled $14.3 million (December 31, 2022 - $13.8 million) and US dollar denominated letters of credit issued totaled US$0.7 million as at September 30, 2023 (Cdn$1.0 million) and December 31, 2022 (Cdn$0.9 million).

8 | Hammerhead Energy Inc.	Notes to Financial Statements

7. TERM DEBT

On September 28, 2023, the Company redeemed and extinguished all outstanding term debt at par value, including accumulated paid-in-kind interest, for a payment equal to the carrying value of $83.7 million (December 31, 2022 - $78.9 million).

Following the redemption and extinguishment, a $0.3 million cumulative unrealized foreign exchange gain was reclassified as a realized foreign exchange gain. This gain was combined with a $2.4 million realized foreign exchange gain from the settlement of a foreign exchange currency hedge entered into during the period.

8. LEASE OBLIGATIONS

The Company incurs lease payments related to office facilities in Calgary and Grande Prairie, as well as leased equipment for operations. The Company has recognized lease liabilities measured at the present value of the remaining lease payments using an incremental borrowing rate for the Calgary and Grande Prairie offices of 4.6% and 7.0%, respectively. The incremental borrowing rate for the leased equipment was 4.7%.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	5,125	4,957
Additions and modifications	-	1,451
Interest expense	174	257
Lease payments	(1,053)	(1,540)
Balance, end of period	4,246	5,125

Current portion	1,229	1,180
Long-term portion	3,017	3,945

Property taxes associated with the above leases are classified as variable payments not linked to an index. Such items are charged to operating expense and general and administrative expense in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss) and are immaterial for further disclosure.

9. DECOMMISSIONING OBLIGATIONS

Decommissioning obligations arise as a result of the Company's net ownership interests in petroleum and natural gas assets including well sites, processing facilities and infrastructure. The following table reconciles the changes in the decommissioning obligation:

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	23,115	29,569
Obligations incurred	2,190	2,963
Settlements [1]	(54)	(123)
Change in rates	-	(9,948)
Change in estimates	(2,414)	73
Accretion of decommissioning obligations [2]	529	581
Balance, end of period	23,366	23,115

1 For the period ended December 31, 2022, all obligations were indirectly settled through a government subsidy, whereby third party service providers were reimbursed on behalf of HEI.

2 Accretion of the decommissioning obligation due to the passage of time is presented within finance expense in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). See note 16.

At September 30, 2023, key assumptions for the carrying amount of the decommissioning obligations include a risk free rate of 3.3% and an inflation rate of 2.1% (December 31, 2022 - 3.3% and 2.1%, respectively). As at September 30, 2023, the undiscounted and uninflated amount of the estimated cash flows required to settle the obligation is $33.4 million (December 31, 2022 - $30.2 million), which is estimated to be incurred within the next 36 years.

9 | Hammerhead Energy Inc.	Notes to Financial Statements

10. WARRANT LIABILITY

DCRD Business Combination

Upon close of the business combination with DCRD (note 4) in Q1 2023, 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant and 35.0 million 2020 Warrants were exercised on a cashless basis and converted to HEI Common Shares. The Company also assumed 28.5 million public and private warrants ("Public Warrants" and "Private Placement Warrants", collectively "HEI Warrants") in connection with the business combination.

HEI Warrant Purchase and Cancellation

On June 2, 2023, the Company completed a substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of its HEI Warrants at the purchase price of US$1.00 per HEI Warrant. Following the expiration of the Offer, 12,852,235 HEI Warrants, consisting of all 12,737,500 of the outstanding Private Placement Warrants held by an affiliate of Riverstone and an additional 114,735 of the Public Warrants, were purchased for cancellation by the Company. The Company funded the Offer by drawing on the existing credit facility.

HEI Warrant Redemption

On August 16, 2023, the Company issued a notice of redemption (the "Notice of Redemption") for all remaining HEI Warrants. The Notice of Redemption entitled the Company to redeem the outstanding HEI Warrants on September 15, 2023 (the "Redemption Date"), for a cash payment of US$0.10 per HEI Warrant. Prior to the Redemption Date, as per the terms and make-whole exercise contained in the agreement governing the terms of the HEI Warrants, holders of HEI Warrants were permitted to exercise their HEI Warrants on a cash basis for a payment of US$11.50 or exercise on a cashless basis in exchange for 0.296 HEI Common Shares per HEI Warrant. As a result, 301 HEI Warrants were exercised on a cash basis and 15,642,972 HEI Warrants were exercised on a cashless basis, resulting in the issuance of an aggregate of 4,630,591 HEI Common Shares. The remaining 54,483 HEI Warrants were redeemed for a cash payment of US$0.10 per HEI Warrant.

As of September 30, 2023, the Company has no outstanding warrants to purchase HEI Common Shares. The HEI Warrants no longer trade on the TSX or the NASDAQ.

HEI Warrant Valuation

The HEI Warrants each entitled their holders to purchase one common share at an exercise price of US$11.50 per HEI Common Share, which is variable in Cdn$. Accordingly, they were classified as a liability rather than equity as they did not meet the 'fixed for fixed' requirement.

The HEI Warrants were initially recorded at the fair value acquired through the DCRD business combination (note 4). The HEI Warrants were reassessed at the end of each reporting period with subsequent changes in fair value recognized through income as a non-cash item. HEI Warrant fair values were based on the trading price of the Public Warrants on the NASDAQ, which were quoted and observable market prices. For the HEI Warrants purchased and cancelled through the Offer, the fair value was determined as the Offer price on June 2, 2023, immediately prior to cancellation. For HEI Warrants exercised, the fair value was determined using the NASDAQ closing price of the HEI Common Shares on each share issuance date. For HEI Warrants redeemed, the fair value was determined as the consideration paid for redemption.

10 | Hammerhead Energy Inc.	Notes to Financial Statements

The change in fair value of all warrants during the period is summarized in the following table:

(Cdn$ thousands)	2020 Warrants	2013 Warrants	Public Warrants	Private Warrants	Total
Fair value at December 31, 2021	11,189	171	-	-	11,360
Change in fair value	10,614	(3)	-	-	10,611
Fair value at December 31, 2022 [1]	21,803	168	-	-	21,971
Exercise or settlement of warrants (note 4)	(21,684)	(168)	-	-	(21,852)
HEI warrants acquired (note 4)	-	-	17,782	14,324	32,106
Change in fair value	(119)	-	55,151	2,982	58,014
Foreign exchange revaluation	-	-	-	(193)	(193)
Purchase and cancellation of HEI Warrants	-	-	(154)	(17,113)	(17,267)
Exercise of HEI Warrants	-	-	(72,772)	-	(72,772)
Redemption of HEI Warrants	-	-	(7)	-	(7)
Fair value at September 30, 2023	-	-	-	-	-

1 At December 31, 2022, there were 6.0 million 2013 Warrants and 35.0 million 2020 Warrants outstanding.

11. EQUITY COMMITMENT

Upon the close of the business combination with DCRD (note 4), all of HHR's remaining equity commitments were terminated.

12. SHARE CAPITAL

Authorized

HEI is authorized to issue an unlimited number of HEI Common Shares and first preferred shares (the "First Preferred Shares") in an amount equal to not more than 20% of the number of issued and outstanding HEI Common Shares at the time of issuance of any First Preferred Shares.

Reduction in Stated Capital

On June 8, 2023, the Company's shareholders approved a reduction in stated capital of $1.0 billion, without any payment or distribution to the shareholders. As a result of the reduction in stated capital, $1.0 billion was added to contributed surplus.

(a) Common shares

Issued and Outstanding

The following table summarizes common shares issued and outstanding as at September 30, 2023:

	Number of Shares (000's)	Amount (Cdn$ thousands)
Balance, December 31, 2022	392,561	585,732
Common share transactions enacted per DCRD business combination [1]
Common shares converted	(392,561)	(585,732)
Issuance of new HEI Common Shares	25,085	585,732
Issuance for exchange of preferred shares	56,068	606,131
Issuance for exercise of 2020 Warrants	1,592	21,684
Issuance to DCRD shareholders	8,033	109,597
Long term retention program	-	5,793
Exercise of Legacy RSUs and Legacy Options	455	6,125
Reduction of stated capital	-	(1,000,000)
Issuance for exercise of HEI Warrants [2]	4,631	72,776
Balance, September 30, 2023	95,864	407,838

1 Upon the close of the business combination with DCRD (note 4), Hammerhead Energy Inc. issued 90.8 million HEI Common Shares to the shareholders of DCRD and HHR.

2 Includes proceeds for HEI Warrants exercised on a cash basis (note 10).

11 | Hammerhead Energy Inc.	Notes to Financial Statements

(b) Preferred shares

As of December 31, 2022, HHR had 500.9 million preferred shares outstanding at a carrying amount of $606.1 million. These shares were Series I through IV and VI though IX, first preferred shares issued in various years. Upon the close of the business combination with DCRD (note 4), the outstanding preferred shares were exchanged for 56.1 million common shares of HEI, with no change to the carrying amount of $606.1 million.

(c) Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of Legacy Options, Legacy RSUs, Restricted Share Awards ("RSAs"), warrants and convertible preferred shares. Under this method, only "in-the-money" dilutive instruments impact the calculation of diluted profit (loss) per common share.

The following table outlines the adjustments made to net profit (loss), in computing the basic and diluted net profit (loss) per common share for the periods ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Basic
Net profit (loss) [1]	3,912	67,251	(109,004)	157,802
Effect of Series VII cumulative preferred share dividends [1,2]	-	(6,469)	(4,090)	(18,521)
Net profit (loss) attributable to ordinary equity holders - basic [1]	3,912	60,782	(113,094)	139,281

Diluted
Net profit (loss) [1]	3,912	60,782	(109,004)	139,281
Effect of Series VII cumulative preferred share dividends [1,2]	-	-	(4,090)	-
Net profit (loss) attributable to ordinary equity holders - diluted [1]	3,912	60,782	(113,094)	139,281

1 For the periods ended September 30, 2022, the Company's net profit and net profit attributable to ordinary shareholders, basic and diluted, refers to HHR.

2 For the nine months ended September 30, 2023, Series VII cumulative preferred share dividends have been incorporated up until the close of the business combination with DCRD (note 4).

In computing the diluted profit per common share for the three months ended September 30, 2023, the Company excluded the effect of all HEI Warrants and a nominal amount of RSAs as they were anti-dilutive. In computing the diluted profit per common share for the three months ended September 30, 2022, the Company excluded the effect of 1.8 million warrants and 3.7 million convertible preferred shares as they were anti-dilutive.

In computing the diluted loss per common share for the nine months ended September 30, 2023, the Company excluded the effect of all Legacy Options, Legacy RSUs, RSAs and warrants as they were anti-dilutive. In computing the diluted profit per common share for the nine months ended September 30, 2022, the Company excluded the effect of 1.8 million warrants, 3.6 million convertible preferred shares and a nominal amount of Legacy RSUs as they were anti-dilutive.

The following table outlines the weighted average number of common shares outstanding used in the calculation of basic and diluted net profit (loss) per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
Number of shares (000's)	2023	2022	2023	2022
Weighted average common shares outstanding, basic [1]	92,134	25,069	78,307	25,020
Effect of convertible preferred shares	-	31,971	-	31,971
Effect of Legacy Options, Legacy RSUs and RSAs	6,298	4,800	-	4,182
Weighted average common shares outstanding, diluted [1]	98,432	61,840	78,307	61,173

1 For the periods ended September 30, 2022, the Company's weighted average common shares outstanding, basic and diluted refers to HHR, and has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD (note 4).

12 | Hammerhead Energy Inc.	Notes to Financial Statements

13. SHARE-BASED COMPENSATION

The Company has an Equity Incentive Award Plan for officers and employees which provides for the granting of RSAs and Performance Share Awards. The Company also has a Legacy Share Award plan under which the Legacy Options and Legacy RSUs were previously granted. The maximum number of total common shares reserved for issuance under both plans is ten percent of common shares outstanding.

Restricted Share Awards

RSAs are awarded to officers and employees from time to time. Following exercise, RSAs are settled through the issuance of one common share of the Company from treasury. Each RSA vests within three years of the grant date, typically in one-third increments, and has a maximum term of five years to expiry.

Share based compensation expense is calculated by reference to the fair value of the awards granted and is determined at the grant date using the 5-day weighted average closing price of the Company's common shares as traded on the TSX in Canadian dollars.

The following table summarizes information regarding RSAs outstanding at September 30, 2023:

Number of RSAs (000's)
Granted	1,991
Forfeited	(46)
Balance at September 30, 2023	1,945

Exercisable at September 30, 2023	-

Legacy Options

Following the DCRD business combination (note 4), HHR's stock options were exchanged for HEI Legacy Options. Legacy Options to acquire common shares were granted to officers and employees from time to time under the Company's Legacy Stock Option plan. Options granted under this plan are to be settled through the issuance of new common shares of the Company and have a maximum term of ten years to expiry. Following the close of the business combination with DCRD (note 4), each Legacy Option granted permits the holder to purchase one common share of the Company for $7.83 per share.

The following table summarizes information regarding Legacy Options outstanding at September 30, 2023:

Number of Options (000's)
Issued February 23, 2023	672
Exercised	(41)
Balance at September 30, 2023	631

Exercisable at September 30, 2023	631

Legacy RSUs

Following the DCRD business combination (note 4), HHR's RSUs were exchanged for HEI Legacy RSUs. Under the Company's Legacy RSU plan, they were awarded to officers and employees from time to time. The Legacy RSUs granted under this plan are to be settled through the issuance of common shares of the Company and have a maximum term of five years to expiry. Following the close of the business combination with DCRD (note 4), each Legacy RSU granted permits the holder to purchase one common share of the Company for $0.16 per share.

13 | Hammerhead Energy Inc.	Notes to Financial Statements

The following table summarizes information regarding Legacy RSUs outstanding at September 30, 2023:

Number of RSUs (000's)
Issued February 23, 2023	5,330
Exercised	(415)
Balance at September 30, 2023	4,915

Exercisable at September 30, 2023	4,915

Long-Term Retention Program

Upon the close of the business combination with DCRD (note 4), the loans under the long-term retention program were terminated. The loss on the loans was recognized in transaction costs in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). Total value of the loans outstanding as of February 23, 2023 was $5.8 million.

Share-Based Compensation Expense

The total fair value associated with RSAs, Legacy Options, and Legacy RSUs is recognized over the service period using cliff or graded vesting, resulting in share-based compensation expense as outlined in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Total share-based compensation expense	3,825	1,441	13,715	12,668
Capitalized to development and production assets	(1,093)	(386)	(3,735)	(3,726)
Share-based compensation expense [1]	2,732	1,055	9,980	8,942

1 Upon the close of the business combination with DCRD (note 4), all Legacy Options and Legacy RSUs vested, resulting in net share-based compensation expense of $4.4 million for the nine months ended September 30, 2023.

14. SUPPLEMENTAL INFORMATION

Cash Flow Presentation

Changes in non-cash working capital and cash interest transactions are summarized in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Source (use) of cash:
Accounts receivable	(33,828)	15,555	(3,664)	(14,966)
Prepaid expenses and deposits	1,906	1,070	(6,435)	(611)
Accounts payable and accrued liabilities	21,084	15,463	(6,703)	(5,512)
Non-cash working capital acquired (note 4)	-	-	(38,775)	-
Non-cash working capital disposed (note 5)	(102)	-	(102)	-
	(10,940)	32,088	(55,679)	(21,089)
Relating to:
Related to operating activities	(21,963)	13,425	(59,778)	(8,699)
Related to investing activities	11,023	18,663	4,099	(12,390)
	(10,940)	32,088	(55,679)	(21,089)

Other:
Interest paid	8,939	3,081	18,809	6,649
Interest received	1	6	1	13

14 | Hammerhead Energy Inc.	Notes to Financial Statements

15. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's revenue from contracts with customers consists of crude oil, natural gas and natural gas liquids sales and treating, processing and gathering income.

Hammerhead's crude oil and field condensate, natural gas and natural gas liquids are generally sold under variable price contracts. The transaction price for variable priced contracts is based on the commodity market price, adjusted for quality, location or other factors. Hammerhead is required to deliver nominated volumes of crude oil and field condensate, natural gas and natural gas liquids to the contract counterparty. Each barrel equivalent of commodity delivered is considered to be a distinct performance obligation. The amount of revenue recognized is based on the agreed transaction price and is recognized as performance obligations are satisfied, therefore resulting in revenue recognition in the same month as delivery. Revenues are typically collected on the 25th day of the month following production.

Treating and processing and gathering fees charged to third parties are generally sold under multi-year contracts at fixed fees that vary by volume.

The following table presents the Company's revenue from contracts with customers, disaggregated by revenue source:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Crude oil and field condensate	165,768	100,118	415,324	328,212
Natural gas	42,217	80,307	137,415	231,106
Natural gas liquids ("NGL")	26,105	26,093	69,477	86,650
Total oil and gas revenue	234,090	206,518	622,216	645,968
Treating, processing and gathering	222	369	739	1,105
Total revenue from contracts with customers	234,312	206,887	622,955	647,073

Included in accounts receivable at September 30, 2023 was $87.7 million (September 30, 2022 - $62.3 million) of accrued oil and natural gas sales, which was collected subsequent to quarter end.

HEI has applied the practical expedient to recognize revenue in the amount to which the Company has the right to invoice. As such, no disclosure is included relating to the amount of transaction price allocated to remaining performance obligations and when these amounts are expected to be recognized as revenue.

16. FINANCE EXPENSE

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Interest on term debt - cash	2,253	1,785	2,253	1,785
Interest on term debt - PIK	362	2,478	5,074	10,586
Total interest on term debt	2,615	4,263	7,327	12,371
Interest and fees on bank debt	7,193	1,721	17,270	5,143
Interest on lease obligation	54	55	174	175
Interest on EDC facility - letters of credit	-	21	140	46
Accretion of decommissioning obligations	183	161	529	415
Total finance expense	10,045	6,221	25,440	18,150

15 | Hammerhead Energy Inc.	Notes to Financial Statements

17. FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

(a) Fair values of financial instruments

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the observable inputs used in making the measurements. The fair value hierarchy has the following levels:

• Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

• Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in level 2 are either directly or indirectly observable as of the reporting date.

• Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular observable input to the fair value measurement requires judgement and may affect the placement within the fair value hierarchy. The Company has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

• Cash, accounts receivable, accounts payable and accrued liabilities - The carrying amounts approximate fair value due to the short-term maturity of these instruments.

• Bank debt and term debt - The bank debt and term debt are valued at amortized cost. The amortized costs approximates the fair value of both the bank debt and term debt.

• Risk management contracts - The fair value of the risk management contracts are a level 2 in the fair value hierarchy. Risk management contracts are valued using valuation techniques with observable market inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations and third-party option valuation models. The models incorporate various inputs including the foreign exchange spot and forward rates, and forward rate curves and volatilities of the underlying commodity.

• Warrant liability - The fair value of the warrant liability was classified as level 1. Inputs to the change in fair value are disclosed in note 10.

During the nine months ended September 30, 2023 and 2022, there were no transfers of any financial assets or liabilities between levels.

(b) Risk management

The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as:

• Credit risk

• Liquidity risk

• Market risk

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's accounts receivable from joint operators and oil and gas marketers.

Risk management contracts

HEI's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty, where the currency and timing of settlement are the same. The following is a summary of HEI's financial assets and financial liabilities and associated amounts subject to offsetting at September 30, 2023 and December 31, 2022. The net asset amounts represent the maximum exposure to credit risk for risk management contracts at each reporting date.

16 | Hammerhead Energy Inc.	Notes to Financial Statements

September 30, 2023	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	8,299	(3,155)	5,144
Risk management contract liabilities	(7,789)	3,155	(4,634)
Net asset	510	-	510

December 31, 2022	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	28,356	(9,063)	19,293
Risk management contract liabilities	(16,349)	9,063	(7,286)
Net asset	12,007	-	12,007

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, working capital, credit facility capacity, and equity issuances along with its planned capital expenditure program. At September 30, 2023, the Company had $111.8 million of borrowing capacity under the credit facility.

In the next twelve months, HEI's credit facility will undergo two borrowing base redeterminations. The Company has determined that its current financial obligations, including current commitments (note 19), are adequately funded from the available borrowing capacity and from funds derived from operations. However, any reduction in the borrowing base could result in a material impact to HEI's liquidity. Management believes that future funds generated from operations and available borrowing capacity will be sufficient to settle HEI's financial liabilities.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company's income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted not only by the relationship between Canadian and United States dollars but also worldwide economic events that influence supply and demand.

HEI enters into risk management contracts to manage its exposure to commodity price fluctuations, which have served to protect and provide certainty on a portion of the Company's cash flows.

The following tables list the fair value of all outstanding risk management contracts by commodity type:

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Crude oil	(5,082)	(5,801)
Natural gas	5,592	17,808
Total net asset	510	12,007

17 | Hammerhead Energy Inc.	Notes to Financial Statements

The following table summarizes commodity risk management contracts outstanding as at September 30, 2023:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Oct 1, 2023 - Dec 31, 2023	US$ WTI	8,600	84.80
Jan 1, 2024 - Mar 31, 2024	US$ WTI	10,050	82.44

Remaining Term	Reference	Total Daily Volume (MMbtu/d)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Oct 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	30,000	(1.48)

Natural Gas Collar
Oct 1, 2023 - Dec 31, 2023	US$ NYMEX	30,000	5.00 - 9.80

The following tables show the breakdown of realized and unrealized gains and losses recognized by commodity type:

Three Months Ended September 30, 2023	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized (loss) gain on risk management contracts	(8,349)	13,972	-	5,623
Unrealized loss on risk management contracts	(7,479)	(13,403)	-	(20,882)
(Loss) gain on risk management contracts	(15,828)	569	-	(15,259)

Three Months Ended September 30, 2022	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(9,552)	(15,914)	(2,841)	(28,307)
Unrealized gain on risk management contracts	35,363	4,766	4,645	44,774
Gain (loss) on risk management contracts	25,811	(11,148)	1,804	16,467

Nine Months Ended September 30, 2023	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized (loss) gain on risk management contracts	(6,215)	30,771	2	24,558
Unrealized gain (loss) on risk management contracts	719	(12,215)	-	(11,496)
(Loss) gain on risk management contracts	(5,496)	18,556	2	13,062

Nine Months Ended September 30, 2022	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(46,969)	(36,642)	(9,964)	(93,575)
Unrealized gain (loss) on risk management contracts	11,042	(14,202)	7,615	4,455
Loss on risk management contracts	(35,927)	(50,844)	(2,349)	(89,120)

The Company's operational results and financial condition are largely dependent on the commodity price received for its oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors.

18 | Hammerhead Energy Inc.	Notes to Financial Statements

(c) Capital management

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt agreements, funds from operations and adjusted working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing HEI Common Shares and First Preferred Shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

Hammerhead's short-term capital management objective is to fund its capital expenditures primarily through funds from operations. Long-term value creation activities may be financed with a combination of funds from operations and other sources of capital. Annualized adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Annualized adjusted EBITDA is not a standardized measure and therefore may not be comparable with the calculation of similar measures by other entities.

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022
Net profit and comprehensive profit before income taxes	14,357	67,251
Add (deduct):
Unrealized loss (gain) on risk management contracts	20,882	(44,774)
Transaction costs	-	16,021
Share-based compensation	2,732	1,055
Depletion and depreciation	59,720	35,802
Finance expense	10,045	6,221
Loss on foreign exchange	522	5,570
Loss on warrant revaluation	42,794	10,824
Loss on debt repayment	-	218
Other income	(192)	(380)
Adjusted EBITDA	150,860	97,808
Annualized adjusted EBITDA	603,440	391,232

Previously, working capital was computed including risk management contracts, the current portion of lease obligations and current bank debt. As at September 30, 2023 and December 31, 2022 adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by Management to monitor its liquidity for use in budgeting and capital management decisions. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt and net debt to annualized adjusted EBITDA are not standardized measures and therefore may not be comparable with the calculation of similar measures by other entities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Cash	(7,077)	(8,833)
Accounts receivable	(92,899)	(89,235)
Prepaid expenses and deposits	(10,999)	(4,564)
Accounts payable and accrued liabilities	128,844	135,547
Adjusted working capital deficit	17,869	32,915

Bank debt	338,194	179,800
Term debt	-	78,932
Net debt	356,063	291,647
Annualized adjusted EBITDA	603,440	391,232
Net debt to annualized adjusted EBITDA	0.6	0.7

19 | Hammerhead Energy Inc.	Notes to Financial Statements

18. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

During the period, the Company completed related party transactions with its controlling shareholder, Riverstone. The Company purchased for cancellation 12,737,500 HEI Warrants from R5 HHR FS Holdings LLC, an affiliate of Riverstone. The Company also completed a plan of arrangement pursuant to a business combination involving DCRD and Riverstone, and incurred $9.2 million in expenses due to Riverstone as part of the liabilities acquired. Refer to note 10, Warrant Liability and note 4, Business Combination with DCRD for additional information. As of September 30, 2023, the Company does not have any outstanding payables due to Riverstone.

Upon close of the business combination with DCRD, the Company terminated $5.6 million in limited recourse loans previously advanced to key management personnel.

The Company also paid $1.2 million in annual compensation and expense reimbursement to members of the Board of Directors during the period.

19. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

Contractual obligations are comprised of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning obligations. HEI does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at September 30, 2023:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation and processing	118,384	242,019	202,029	318,820	881,252
Office buildings [1]	881	1,632	1,020	-	3,533
Drilling services	270	-	-	-	270
Total commitments	119,535	243,651	203,049	318,820	885,055
Accounts payable and accrued liabilities	128,844	-	-	-	128,844
Bank indebtedness - principal [2]	-	338,194	-	-	338,194
Bank indebtedness - interest	29,313	19,237	-	-	48,550
Lease obligations [3]	1,407	2,055	1,187	-	4,649
Risk management contracts	4,634	-	-	-	4,634
Decommissioning obligations [3]	338	525	625	31,897	33,385
Total contractual obligations	164,536	360,011	1,812	31,897	558,256
Total future payments	284,071	603,662	204,861	350,717	1,443,311

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See note 6 for additional information.

3 These values are undiscounted and will differ from the amounts presented elsewhere in the Interim Financial Statements.

20 | Hammerhead Energy Inc.	Notes to Financial Statements

20. SUBSEQUENT EVENT

Announced Corporate Transaction

On November 6, 2023, Hammerhead announced that it had entered into a definitive arrangement agreement with Crescent  Point Energy Corp. (“Crescent Point”) (TSX: CPG; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the  issued and outstanding Class A common shares of Hammerhead ("HEI Common Shares") for total consideration of Cdn$21.00  per HEI Common Share (the "Consideration"). The proposed transaction (the "Transaction") is to be completed by way of a plan  of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each HEI Common Share will be exchanged for Cdn$15.50 of cash consideration and Cdn$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Hammerhead will seek approval of the Transaction by its shareholders at a special meeting expected to be held in late December 2023 (the "Meeting"). The Transaction is also subject to customary closing conditions, including receipt of court approval, Hammerhead shareholder approval at the Meeting and customary regulatory and stock exchange approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the HEI Common Shares will be de-listed from the TSX and NASDAQ.

21 | Hammerhead Energy Inc.	Notes to Financial Statements

Hammerhead Energy Inc.

Management's Discussion and Analysis

As at and for the Three and Nine Months Ended

September 30, 2023

Dated: November 6, 2023

Management Discussion and Analysis

In this management's discussion and analysis ("MD&A"), unless otherwise indicated or the context otherwise requires, the terms "we", "us", "our", "HEI", "Hammerhead" and "the Company" refers to Hammerhead Energy Inc., as the parent corporation. Hammerhead Energy Inc. was incorporated and subsequently amalgamated pursuant to the provisions of the Business Corporations Act (Alberta). This MD&A is comprised of the accounts of HEI and its wholly owned subsidiaries, Hammerhead Resources ULC, as well as Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership up to their disposition in August 2023. Prior period amounts are those of Hammerhead Resources Inc. ("HHR"), the operating entity prior to amalgamation.

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with Decarbonization Plus Acquisition Corporation IV ("DCRD"), an affiliate of the Company's controlling shareholder, Riverstone Holdings LLC, and certain of its affiliates (collectively, "Riverstone"), and certain other parties and their respective securityholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. Also pursuant to the plan of arrangement, the operating entity, HHR, amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI. Refer to "DCRD Business Combination" in this MD&A for more information.

On November 6, 2023, the Company announced it had entered into a definitive arrangement agreement with Crescent Point Energy Corp., ("Crescent Point"). Refer to "Announced Corporate Transaction" in this MD&A for further information.

HEI also had a wholly owned subsidiary, Prairie Lights Power GP Inc., incorporated on March 11, 2019, and an associated limited partnership, Prairie Lights Power Limited Partnership. The power related project had no active operations and was disposed of in August 2023. Refer to "Depletion, Depreciation and Impairment" in this MD&A for more information.

The Company is controlled by Riverstone and its affiliates. The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1.

Hammerhead is a crude oil and natural gas exploration, development and production company. Hammerhead's reserves, producing properties and exploration prospects are located in the province of Alberta in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich crude oil and gas plays. The consolidated financial statements of the Company, as well as other information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar under the profile for Hammerhead Energy Inc.

The following MD&A provides management's analysis of the Company's results of operations and financial position as at and for the three and nine months ended September 30, 2023 and September 30, 2022. This MD&A is dated November 6, 2023 and should be read in conjunction with the unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2023 (the "Interim Financial Statements"), the audited consolidated financial statements of HHR as at and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 (the "2022 Financial Statements") and the 2022 annual MD&A (the "2022 Annual MD&A") of HHR.

This MD&A contains forward-looking statements and non-GAAP measures. Readers are cautioned that the MD&A should be read in conjunction with the Company's specified disclosures under the headings "Forward-Looking Statements" and "Non-GAAP and Other Specified Financial Measures" included at the end of this MD&A. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for reconciliations and information regarding the following measures and ratios used in this MD&A: "capital expenditures", "capital expenditures including acquisitions and divestitures ("A&D")", "available funding", "operating netback", "funds from operations", "adjusted funds from operations", "free funds flow", "operating netback per boe", "funds from operations per boe", "funds from operations per basic share and diluted share", "corporate netback per boe", "adjusted funds from operations per basic and diluted share", "adjusted EBITDA", "annualized adjusted EBITDA", "adjusted working capital", "net debt", "net debt to adjusted EBITDA" and "net debt to annualized adjusted EBITDA".

All financial information has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in Part I of the CPA Canada Handbook - Accounting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Unless otherwise noted, all financial information provided herein is reported in Canadian dollars and tabular dollar amounts are presented in thousands. Production volumes are presented on a working-interest basis before royalties.

1 | Hammerhead Energy Inc.	Management Discussion & Analysis

Operational and Financial Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per share amounts, production and unit prices)	2023	2022	% Change	2023	2022	% Change

Production volumes
Crude oil (bbls/d)	16,657	9,279	80	14,960	9,724	54
Natural gas (Mcf/d)	144,045	111,353	29	132,633	113,899	16
Natural gas liquids (bbls/d)	5,382	4,273	26	4,639	4,234	10
Total (boe/d)	46,046	32,111	43	41,704	32,941	27

Liquids weighting %	48	42		47	42

Oil and gas revenue ($/boe)	55.26	69.91	(21)	54.65	71.83	(24)

Operating netback ($/boe) [1]	37.82	34.77	9	36.95	37.63	(2)

Oil and gas revenue	234,090	206,518	13	622,216	645,968	(4)

Operating netback [2]	160,251	102,689	56	420,711	338,470	24

Net cash from operating activities	122,047	95,138	28	313,443	295,224	6
Per common share - basic [3]	1.32	3.80	(65)	4.00	11.80	(66)
Per common share - diluted [3]	1.24	1.54	(19)	4.00	4.83	(17)

Adjusted funds from operations [4]	141,360	94,226	50	373,669	314,596	19
Per common share - basic [3,5]	1.53	3.76	(59)	4.77	12.57	(62)
Per common share - diluted [3,5]	1.44	1.52	(5)	4.77	5.14	(7)

Corporate netback ($/boe) [6]	33.37	31.90	5	32.82	34.98	(6)

Net profit (loss)	3,912	67,251	(94)	(109,004)	157,802	N/A
Net profit (loss) attributable to ordinary equity holders	3,912	60,782	(94)	(113,094)	139,281	N/A
Per common share - basic [3]	0.04	2.42	(98)	(1.44)	5.57	N/A
Per common share - diluted [3]	0.04	0.98	(96)	(1.44)	2.28	N/A

Net cash used in investing activities	97,558	58,669	66	372,190	222,597	67
Capital expenditures [7]	109,581	77,332	42	377,289	210,207	79

Free funds flow [8]	31,779	16,894	88	(3,674)	104,266	N/A

Weighted average common shares outstanding [9]
Basic [3]	92,134	25,069	268	78,307	25,020	213
Diluted [3]	98,432	61,840	59	78,307	61,173	28

	As at
FINANCIAL	September 30, 2023		December 31, 2022		% Change
Adjusted working capital deficit [10]		17,869		32,915		(46)
Available funding [11]		93,937		309,985		(70)
Net debt [12]		356,063		291,647		22
Common shares outstanding		95,864		N/A		N/A

1 Operating netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue per boe, which was $55.26/boe and $69.91/boe for the three months ended September 30, 2023 and 2022, respectively. Oil and gas revenue per boe for the nine months ended September 30, 2023 and 2022 was $54.65/boe and $71.83/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 | Hammerhead Energy Inc.	Management Discussion & Analysis

2 Operating netback is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue, which was $234.1 million and $206.5 million, respectively, for the three months ended September 30, 2023 and 2022. Oil and gas revenue for the nine months ended September 30, 2023 and 2022 was $622.2 million and $646.0 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3 In comparative prior periods, per common share amounts are those of HHR. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "DCRD Business Combination" in this MD&A for more information.

4 Adjusted funds from operations is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities, which was $122.0 million and $95.1 million, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities for the nine months ended September 30, 2023 and 2022 was $313.4 million and $295.2 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

5 Adjusted funds from operations per share - basic and per share - diluted are non-GAAP financial ratios which do not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per share - basic and per share - diluted, which were $1.32/boe and $1.24/boe, and $3.80/boe and $1.54/boe, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities per share - basic and per share - diluted for the nine months ended September 30, 2023 and 2022 were $4.00/boe and $4.00/boe, and $11.80/boe and $4.83/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

6 Corporate netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per boe, which was $28.81/boe and $32.20/boe, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities per boe for the nine months ended September 30, 2023 and 2022 was $27.53/boe and $32.83/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

7 Capital expenditures is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash used in investing activities, which was $97.6 million and $58.7 million, respectively, for the three months ended September 30, 2023 and 2022. Net cash used in investing activities for the nine months ended September 30, 2023 and 2022 was $372.2 million and $222.6 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

8 Free funds flow is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities, which was $122.0 million and $95.1 million, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities for the nine months ended September 30, 2023 and 2022 was $313.4 million and $295.2 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

9 HEI has 95,884,002 HEI Common Shares, 4,908,385 Legacy RSUs, 617,956 Legacy Options, and 1,934,818 RSAs issued and outstanding as of the date of this MD&A.

10 Adjusted working capital deficit is a capital management measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

11 Available funding is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is working capital deficit, which was $18.6 million and $22.1 million, respectively, as at September 30, 2023 and December 31, 2022. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

12 Net debt is a capital management measure. Refer to the "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Announced Corporate Transaction

On November 6, 2023, Hammerhead announced that it had entered into a definitive arrangement agreement with Crescent  Point Energy Corp. (“Crescent Point”) (TSX: CPG; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the  issued and outstanding Class A common shares of Hammerhead ("HEI Common Shares") for total consideration of Cdn$21.00 per HEI Common Share (the "Consideration"). The proposed transaction (the "Transaction") is to be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each HEI Common Share will be exchanged for Cdn$15.50 of cash consideration and Cdn$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Hammerhead  will  seek  approval  of  the  Transaction  by  its  shareholders  at  a  special  meeting  expected  to  be  held  in  late December  2023  (the  "Meeting").  The  Transaction  is  also  subject to  customary  closing  conditions,  including receipt  of  court approval,  Hammerhead  shareholder  approval  at  the  Meeting  and  customary  regulatory  and  stock  exchange  approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the HEI Common Shares will be de-listed from the TSX and NASDAQ

3 | Hammerhead Energy Inc.	Management Discussion & Analysis

Third Quarter 2023 Operating and Financial Highlights:

• Production averaged 46,046 boe/d in the third quarter of 2023, a 13,935 boe/d or 43% increase from the same period of 2022. New production from 41 gross (39.1 net) wells brought on-stream since September 30, 2022 offset production declines on existing wells.

• The Company's liquids weighting was 48% during the third quarter of 2023, compared to 42% in the same period of 2022. The increase was driven by higher crude oil production from multiple pads brought on-stream in the Karr area.

• Oil and gas revenue for the three months ended September 30, 2023 and 2022 was $234.1 million and $206.5 million, respectively. Operating netback1  for the third quarter of 2023 increased by $57.6 million to $160.3 million, reflecting both higher production and an increase on a per boe basis. Operating netback per boe1 was $37.82/boe for the quarter, $3.05/boe higher than the same period of 2022. This increase was driven by additional realized gains on risk management contracts of $10.91/boe and decreases in royalty and operating expense of $4.54/boe and $1.88/boe, respectively, but partially offset by declines in commodity pricing, which reduced revenue by $14.65/boe.

• Net cash from operating activities for the three months ended September 30, 2023 and 2022 was $122.0 million and $95.1 million, respectively. Adjusted funds from operations1 was $141.4 million during the third quarter of 2023, a $47.1 million or 50% increase from the same quarter of 2022. The increase is primarily driven by a $57.6 million increase in operating netback1.

• The Company reported a net profit of $3.9 million for the three months ended September 30, 2023, compared to a net profit of $67.3 million in the same period of 2022. The $63.3 million decrease in profit was primarily due to a $65.7 million change in unrealized loss on risk management contracts, a $32.0 million change in fair value of warrants, a $23.9 million increase in depletion, depreciation and impairment. These expenses were partially offset with a $62.3 million increase in funds from operations.

• Net cash used in investing activities for the three months ended September 30, 2023 and 2022 was $97.6 million and $58.7 million, respectively. Capital expenditures1 during the third quarter of 2023 were $109.6 million. At Karr, the Company spent $114.6 million across three pads, primarily on the drill of 10 gross (10 net) wells, and the completion and tie-in of 12 gross (12 net) wells. Remaining funds spent were related to non-well infrastructure projects, mainly the South Karr battery construction. At Gold Creek, the Company spent $2.1 million, primarily on future pad construction and other non-well activities.

• Following the semi-annual borrowing base review, the Company increased its total credit facility to $450.0 million and utilized the increase to redeem and extinguish the outstanding term debt at par value, including accumulated paid-in-kind interest, for a payment equal to the carrying value of $83.7 million. The Company also paid cash interest of $2.3 million, for a total of $86.0 million in relation to the term debt.

• During the quarter, the Company issued a Notice of Redemption for all remaining HEI Warrants. During the redemption period, 15,642,972 HEI Warrants were exercised on a cashless basis, 301 were exercised on a cash basis, and the remaining 54,483 were redeemed for a cash payment of US$0.10 per HEI Warrant. As of September 30, 2023, the Company has no HEI Warrants outstanding.

Year-to-Date 2023 Operating and Financial Highlights:

• Production averaged 41,704 boe/d for the nine months ended September 30, 2023, up 27% from the same period of 2022. New production from 41 gross (39.1 net) wells brought on-stream since September 30, 2022 offset production declines on existing wells.

• The Company's liquids weighting was 47% during the nine months ended September 30, 2023, compared to 42% in the same period of 2022. The increase was driven by increased crude oil production from pads brought on-stream in the Karr area.

• Oil and gas revenue for the nine months ended September 30, 2023 and 2022 was $622.2 million and $646.0 million, respectively. Operating netback1 was $420.7 million or $36.95/boe for the nine months ended September 30, 2023, reflecting an increase of $82.2 million, but a decline of $0.68/boe from the same period of 2022. The increase is due to higher production, while the decrease on a per boe basis was driven by declines in commodity pricing, which reduced revenue by $17.18/boe, offset by an increase in realized gains on risk management contracts of $12.57/boe and a decrease in royalty expense of $3.13/boe.

_________________________________________

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

4 | Hammerhead Energy Inc.	Management Discussion & Analysis

• Net cash from operating activities for the nine months ended September 30, 2023 and 2022 was $313.4 million and $295.2 million, respectively. Adjusted funds from operations1 was $373.7 million during the nine months ended September 30, 2023, a $59.1 million or 19% increase from the same period of 2022. The increase is primarily due to an $82.2 million increase in operating netback1, partially offset by a $12.7 million increase in cash interest expense, and a $10.5 million increase in G&A expense.

• The Company reported a net loss of $109.0 million for the nine months ended September 30, 2023, compared to a net profit of $157.8 million in the same period of 2022. The $266.8 million reduction was primarily due to a $180.5 million listing expense, a $58.5 million increase in depletion, depreciation and impairment, a $47.3 million change in fair value of warrants, a $44.3 million increase in deferred income tax expense, and a $16.0 million increase in unrealized loss on risk management contracts. These expenses were partially offset by a $69.3 million increase in funds from operations.

• Net cash used in investing activities for the nine months ended September 30, 2023 and 2022 was $372.2 million and $222.6 million, respectively. Capital expenditures1 during the nine months ended September 30, 2023 were $377.3 million, with the Company focusing its investments in both the Karr and Gold Creek areas. At Karr, the Company spent $317.2 million, primarily on the drill of 25 gross (25 net) wells and the completion and tie-in of 22 gross (20.1 net) wells. Remaining funds spent were related to non-well infrastructure projects, mainly the South Karr battery construction. At Gold Creek, the Company spent $55.6 million primarily on the drill, completion, and tie-in of seven gross (seven net) wells, in addition to other non-well activities.

• Effective February 23, 2023, the Company completed a business combination with DCRD, incurring $9.1 million in transaction costs for the nine months ended September 30, 2023.

• In the third quarter, the Company increased its total credit facility to $450.0 million and utilized the increase to redeem and extinguish all outstanding term debt at par value, including accumulated paid-in-kind interest, for a payment equal to the carrying value of $83.7 million. The Company also paid cash interest of $2.3 million, for a total of $86.0 million in relation to the term debt.

DCRD Business Combination

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective securityholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. Also pursuant to the plan of arrangement, HHR amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.

HEI Class A Common Shares ("HEI Common Shares") are publicly traded on the Nasdaq Stock Market LLC ("NASDAQ") and the Toronto Stock Exchange ("TSX") under the symbol "HHRS". Warrants to purchase HEI Common Shares ("HEI Warrants") were traded on the NASDAQ and TSX prior to their redemption.

As a result of the business combination with DCRD, the following occurred:

• HHR's approximately 392.6 million common shares were exchanged for approximately 25.1 million HEI Common Shares,

• HHR's approximately 500.9 million preferred shares were exchanged for approximately 56.1 million HEI Common Shares,

• HHR's approximately 35.0 million 2020 Warrants were exchanged for approximately 1.6 million HEI Common Shares,

• HHR's approximately 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant, totaling approximately $0.2 million,

• HHR's limited recourse loans under the long-term retention program of approximately $5.8 million were terminated,

• DCRD's approximately 8.0 million common shares were exchanged for approximately 8.0 million HEI Common Shares,

• DCRD's approximately 28.5 million warrants to purchase DCRD common shares were exchanged for approximately 28.5 million HEI Warrants,

_________________________________________

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

5 | Hammerhead Energy Inc.	Management Discussion & Analysis

• HHR's approximately 10.5 million options were exchanged for approximately 0.7 million options to purchase HEI Common Shares ("Legacy Options"), and

• HHR's approximately 83.4 million restricted shares units were exchanged for approximately 5.3 million restricted share units to acquire HEI Common Shares ("Legacy RSUs")

HEI issued a total of 90,778,275 HEI Common Shares, 28,549,991 HEI Warrants, 5,329,938 Legacy RSUs and 671,539 Legacy Options to the former securityholders of HHR and DCRD in connection with the business combination.

The transaction is a business combination under common control and applies IFRS 2 Share Based Payment as DCRD does not meet the definition of a business under IFRS 3 Business Combinations. On closing, the Company accounted for the fair value of the HEI Common Shares issued to DCRD shareholders at the market price of DCRD's publicly traded common shares on February 23, 2023. The total fair value of the HEI Common Shares issued to DCRD shareholders was $109.6 million. As part of the amalgamation, HEI acquired cash, prepaid expenses, accounts payable, related party payables and warrant liabilities. The fair value of the HEI Common Shares issued to DCRD shareholders less the sum of the net liabilities acquired was accounted for as listing expense.

The following table reconciles the elements of the business combination with DCRD:

(Cdn$ thousands)	Amalgamation under IFRS 2
Total fair value of consideration
8,032,671 shares at US$10.07 per common share (US$80.9 million)	109,597

less the following
Cash	156
Prepaid expenses	3,705
Less: Accounts payable	(24,179)
Less: Due to related parties	(18,457)
Less: Warrant liabilities [1]	(32,106)
Total listing expense	180,478

1 Warrant liabilities included Public and Private Placement HEI Warrants.

The listing expense is presented in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss). The amounts due to related parties include $9.5 million due to HEI that was eliminated upon closing and $8.9 million due to Riverstone. All related party payable balances were settled as at March 31, 2023.

For the three and nine months ended September 30, 2023, the Company expensed nil and $9.1 million, respectively, in transaction costs (three and nine months ended September 30, 2022 - $16.0 million).

Results of Operations

Production

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% Change	2023	2022	% Change
Crude oil and field condensate (bbls/d)	16,657	9,279	80	14,960	9,724	54
Natural gas (Mcf/d)	144,045	111,353	29	132,633	113,899	16
Natural gas liquids (bbls/d)	5,382	4,273	26	4,639	4,234	10
Total (boe/d)	46,046	32,111	43	41,704	32,941	27

Liquids weighting %	48	42		47	42

Average production during the three months ended September 30, 2023, was 46,046 boe/d, up 43% from the third quarter of 2022. During the nine months ended September 30, 2023, average production was 41,704 boe/d, up 27% from the same period of 2022. The growth in production reflects 41 gross (39.1 net) wells brought on-stream since September 30, 2022, which offset production declines on existing wells.

6 | Hammerhead Energy Inc.	Management Discussion & Analysis

The Company's liquids weighting was 48% and 47%, respectively, for the three and nine months ended September 30, 2023, compared to 42% for the same periods in 2022. The increase in liquids weighting was driven by higher crude oil production from multiple pads brought on-stream in the Karr area.

Realized Prices and Benchmark Prices

	Three Months Ended September 30,			Nine Months Ended September 30,
(Per unit amounts)	2023	2022	% Change	2023	2022	% Change

Average Realized Prices [1]
Crude oil and field condensate ($/bbl)	108.17	117.28	(8)	101.69	123.64	(18)
Natural gas ($/Mcf) [2]	3.19	7.84	(59)	3.80	7.43	(49)
Natural gas liquids ($/bbl)	52.72	66.37	(21)	54.86	74.96	(27)
Total ($/boe) [3]	55.26	69.91	(21)	54.65	71.83	(24)

Benchmark Prices
Crude oil
WTI (Cdn$/bbl)	110.28	119.57	(8)	104.11	125.85	(17)
Edmonton Light Sweet (Cdn$/bbl)	107.84	116.89	(8)	100.65	123.49	(18)
WTI/Edmonton Light Sweet (Cdn$/bbl)	(2.44)	(2.68)	(9)	(3.45)	(2.36)	46
Natural gas
AECO 5A (Cdn$/GJ)	2.46	3.94	(38)	2.61	5.10	(49)
AECO 5A (Cdn$/Mcf) [4]	2.62	4.20	(38)	2.78	5.43	(49)
NYMEX (US$/MMBtu)	2.55	8.18	(69)	2.69	6.77	(60)
NYMEX (Cdn$/Mcf) [4]	3.45	10.80	(68)	3.65	8.79	(58)
Union-Dawn (US$/MMBtu)	2.27	7.37	(69)	2.35	6.35	(63)
Union-Dawn (Cdn$/Mcf) [4]	3.07	9.71	(68)	3.19	8.24	(61)
Chicago City-Gate (US$/MMBtu)	2.31	7.38	(69)	2.31	6.34	(64)
Chicago City-Gate (Cdn$/Mcf) [4]	3.12	9.73	(68)	3.14	8.22	(62)
Stanfield (US$/MMBtu)	3.09	7.27	(57)	4.98	6.25	(20)
Stanfield (Cdn$/Mcf) [4]	4.18	9.58	(56)	6.77	8.11	(17)
Malin (US$/MMBtu)	3.17	7.52	(58)	5.05	6.40	(21)
Malin (Cdn$/Mcf) [4]	4.29	9.92	(57)	6.85	8.31	(18)
Average foreign exchange
Exchange rate - US$/Cdn$	1.34	1.31	2	1.35	1.28	5

1 Average realized prices do not include realized gains or losses on risk management contracts. See "Risk Management Contracts" in this MD&A for further information.

2 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

3 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

4 At industry average heating values of 37.8 GJ/e3m3, 1 mcf of natural gas is approximately 1.065 GJ.

Crude oil and field condensate

The majority of the Company's crude oil and field condensate production is delivered and sold in Central Alberta through firm service commitments on Pembina Pipeline Corporation's ("Pembina") pipeline systems. The price that Hammerhead receives for crude oil and field condensate production is primarily driven by global supply and demand and the Edmonton light sweet oil price differentials.

7 | Hammerhead Energy Inc.	Management Discussion & Analysis

During the three and nine months ended September 30, 2023, the Company's realized crude oil and field condensate price decreased by $9.11/bbl or 8% and $21.95/bbl or 18%, respectively, compared to the same periods in 2022. This decrease was driven by corresponding 8% and 18% decreases in crude oil benchmark pricing. In 2023, increased global inflation has reduced demand for oil products in comparison to 2022, where increased pricing was driven by a rise in demand for oil products coupled with sanctions on Russian oil exports issued in response to the Russia-Ukraine war. In Q3 2023, benchmark price declines were partially offset with price increases due to voluntary supply cuts by Saudi Arabia and Russia.

Natural Gas

The Company's natural gas transportation capacity provides geographical diversification across North America. The Company has firm service commitments to deliver and sell its natural gas production to the Alberta, Eastern Canada and United States (Midwest and West Path) markets. In comparison to 2022, the weighting of total natural gas sales to Alberta has increased in the three and nine months ended September 30, 2023. The Company's increased natural gas production was sold in Alberta markets, as Eastern Canada and United States fixed volumes were maximized. Geographical diversification of natural gas sales to US markets resulted in a realized natural gas price of $3.80/mcf before realized gains or losses on risk management contracts, which is a 37% increase over the AECO 5A benchmark price of $2.78/mcf for the nine months ended September 30, 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
% weighting of total natural gas sales	2023	2022	2023	2022
Alberta	58	45	55	47
Eastern Canada	23	30	25	29
United States	19	25	20	24

For the three and nine months ended September 30, 2023, Hammerhead's realized natural gas price decreased by $4.65/mcf or 59%, and $3.63/mcf or 49%, respectively, compared to the same periods in 2022. The decrease in the Company's realized prices were driven by reductions in benchmark prices across North American markets. Prices throughout the periods remained lower than 2022 due to elevated inventory levels in Canada and the United States.

NGL

The Company's natural gas liquids and plant condensate is currently sold on the Alberta market, but achieves geographical diversification in pricing through Pembina's marketing pool. Pembina operates a pool of sales that provides access to the United States, Asia and Eastern Canadian markets, with market weightings adjusted for supply and demand outlook and seasonality.

For the three and nine months ended September 30, 2023, Hammerhead's realized NGL price decreased by $13.65/bbl or 21%, and $20.10/bbl or 27%, respectively, compared to the same periods in 2022. Increased inflation has lowered demand for North American NGL products, which decreased benchmark pricing for the three and nine months ended September 30, 2023 in comparison to the same periods in 2022, where diminished supply was compounded with political unrest from the Russia-Ukraine war, and drove improvements in pricing. Price declines were partially offset with increased pricing related to higher oil prices resulting from voluntary supply cuts by Saudi Arabia and Russia during the third quarter of 2023.

8 | Hammerhead Energy Inc.	Management Discussion & Analysis

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Crude oil and field condensate	165,768	100,118	66	415,324	328,212	27
Natural gas	42,217	80,307	(47)	137,415	231,106	(41)
Natural gas liquids	26,105	26,093	-	69,477	86,650	(20)
Oil and gas revenue	234,090	206,518	13	622,216	645,968	(4)
Revenue - $/boe [1]	55.26	69.91	(21)	54.65	71.83	(24)

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three months ended September 30, 2023, the Company earned revenue of $234.1 million, compared to $206.5 million for the same period of 2022. The increase of $27.6 million was driven by increased production and a higher liquids weighting, partially offset by lower realized commodity prices.

For the nine months ended September 30, 2023, the Company earned revenue of $622.2 million, compared to $646.0 million for the same period of 2022. The decrease of $23.8 million was driven by lower realized commodity prices, partially offset by increased production and a higher liquids weighting.

Royalty Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Royalty expense	26,249	31,728	(17)	67,746	81,653	(17)
Royalty expense - $/boe [1]	6.20	10.74	(42)	5.95	9.08	(34)
Percentage of revenue	11	15		11	13

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Hammerhead pays royalties to the Province of Alberta in respect of the Company's production and sales volumes in accordance with the applicable royalty framework. The majority of the Company's royalties are paid to the Crown, which are based on various sliding scales that are dependent on incentives, production volumes and commodity prices. Hammerhead's wells spud on or after January 1, 2017 qualify for the Crown's Modernized Royalty Framework ("MRF") incentive program which has a low initial 5% royalty rate until a threshold return of capital has been achieved. Between 2018 and April 2022, the Company also qualified for the Crown's Enhanced Hydrocarbon Recovery Program ("EHRP") for a pilot waterflood program located in the Gold Creek area. The EHRP provided for a flat royalty of 5% on commodities produced from wells impacted by the waterflood program during the period.

The Company receives a monthly Gas Cost Allowance ("GCA") credit from the Province of Alberta for expenses incurred to process and transport the Crown's portion of natural gas production. The credit is applied to the royalties that would have been owed to the Crown. The GCA credit is assessed annually every June and is subject to a true-up adjustment as a payable to the Crown or a receivable in the form of a credit to the Company.

For the three months ended September 30, 2023, royalty expenses decreased $5.5 million or $4.54/boe compared to the same period of 2022. On a percentage of revenue basis, royalties decreased by 4% over the same period. During the nine months ended September 30, 2023, royalty expenses decreased $13.9 million or $3.13/boe, compared to the same period in 2022. On a percentage of revenue basis, royalties decreased by 2% over the same period. The decrease in royalty expense for both periods is due to lower royalty rates on natural gas due to declines in input pricing and a larger GCA credit received, partially offset by increased royalties on higher crude oil production volumes.

9 | Hammerhead Energy Inc.	Management Discussion & Analysis

Operating Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Gas gathering and processing	10,797	10,759	-	33,134	31,180	6
Chemicals and fuel	5,432	5,355	1	15,846	14,332	11
Repairs and maintenance	4,324	2,979	45	15,326	12,043	27
Staff and contractor costs	2,907	2,542	14	8,004	7,315	9
Well servicing	382	413	(8)	2,262	2,012	12
Other	5,751	4,164	38	18,637	12,907	44
Operating expense	29,593	26,212	13	93,209	79,789	17
Operating expense - $/boe [1]	6.99	8.87	(21)	8.19	8.87	(8)

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three months ended September 30, 2023, operating expense was $29.6 million or $6.99/boe, compared to $26.2 million or $8.87/boe for the same period of 2022, an increase of $3.4 million and a decrease of $1.88/boe. For the nine months ended September 30, 2023, operating expense was $93.2 million or $8.19/boe, compared to $79.8 million or $8.87/boe, for the same period of 2022, an increase of $13.4 million and a decrease of $0.68/boe.

The increased costs are due to additional production volumes and increased field activity, which resulted in added water and emulsion handling costs included under Other expense. Higher repairs and maintenance costs further contributed to the increase. The lower operating expense per boe in both periods was driven by higher production and increased operating efficiencies.

Transportation Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Transportation expense	23,620	17,582	34	65,108	52,481	24
Transportation expense - $/boe [1]	5.58	5.95	(6)	5.72	5.84	(2)

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

During the three months ended September 30, 2023, transportation expense was $23.6 million or $5.58/boe, compared to $17.6 million or $5.95/boe in the same period of 2022. The increase of $6.0 million was due to higher overall volumes, partially offset by lower crude oil transportation per unit cost which drove the decrease of $0.37 on a per boe basis.

For the nine months ended September 30, 2023, transportation expense was $65.1 million or $5.72/boe, compared to $52.5 million or $5.84/boe in the same period of 2022. The increase of $12.6 million resulted from higher overall volumes and a favorable third-party adjustment that lowered crude oil transportation costs in the first quarter of 2022, partially offset by lower crude oil transportation per unit costs which drove the decrease of $0.12 on a per boe basis.

Risk Management Contracts

The Company's risk management program is primarily designed to reduce volatility in revenue and cash flow and to provide consistency for the Company's capital program.

Risk management contract settlements are recognized as a realized gain or loss. The fair value of the Company's unsettled risk management contracts is recorded as an asset or liability at each reporting period with any change in the mark-to-market positions of the outstanding contracts recognized as an unrealized gain or loss in net profit (loss). Both realized and unrealized gains and losses on risk management contracts vary based on fluctuations related to the specific terms of outstanding contracts in the period including contract types, contract quantities, contract prices and the underlying commodity reference prices.

10 | Hammerhead Energy Inc.	Management Discussion & Analysis

The following table summarizes the asset or liability position of risk management contracts outstanding:

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Crude oil	(5,082)	(5,801)
Natural gas	5,592	17,808
Total net asset	510	12,007

The following table summarizes the realized gain or loss on risk management contract settlements, as well as the unrealized gain or loss related to changes in the fair value of outstanding contracts:

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Realized (loss) gain on risk management contracts
Crude oil [1]	(8,350)	(9,552)	(13)	(6,216)	(46,969)	(87)
Natural gas [1]	13,973	(15,914)	N/A	30,772	(36,641)	N/A
Natural gas liquids [1]	-	(2,841)	(100)	2	(9,965)	N/A
Total realized gain (loss) on risk management contracts [1]	5,623	(28,307)	N/A	24,558	(93,575)	N/A
Unrealized (loss) gain on risk management contracts [2]	(20,882)	44,774	N/A	(11,496)	4,455	N/A
Total (loss) gain on risk management contracts	(15,259)	16,467	N/A	13,062	(89,120)	N/A

(Cdn$ per boe)
Realized gain (loss) on risk management contracts [1,3]	1.33	(9.58)	N/A	2.16	(10.41)	N/A
Unrealized (loss) gain on risk management contracts [2,3]	(4.93)	15.16	N/A	(1.01)	0.50	N/A
Total (loss) gain on risk management contracts [3]	(3.60)	5.58	N/A	1.15	(9.91)	N/A

1 Represents cash settlements under the respective contracts.

2 Represents the change in fair value of contracts outstanding during the period.

3 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

During the three and nine months ended September 30, 2023, the Company incurred realized gains on risk management contracts of $5.6 million, and $24.6 million, compared to realized losses of $28.3 million and $93.6 million, respectively, in the comparative periods of 2022. The increased gains are due to declines in benchmark natural gas commodity prices relative to hedged prices.

The unrealized loss on risk management contracts of $20.9 million for the three months ended September 30, 2023 is primarily due to settlement of natural gas contracts in a realized gain position. The unrealized gain on risk management contracts of $44.8 million for the three months ended September 30, 2022 was primarily due to settlement of contracts across all commodities in a realized loss position and unrealized gains resulting from the deterioration of benchmark crude oil commodity prices in comparison to hedged prices during the period.

The unrealized loss on risk management contracts of $11.5 million for the nine months ended September 30, 2023 is primarily due to settlement of natural gas contracts in a realized gain position. The unrealized gain on risk management contracts of $4.5 million for the nine months ended September 30, 2022 was due to the settlement of contracts in a realized loss position and new contracts that were in an asset position at the end of the period, offset with unrealized losses due to improvements in forward commodity pricing relative to the hedged prices of older risk management contracts.

11 | Hammerhead Energy Inc.	Management Discussion & Analysis

As at September 30, 2023, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Oct 1, 2023 - Dec 31, 2023	US$ WTI	8,600	84.80
Jan 1, 2024 - Mar 31, 2024	US$ WTI	10,050	82.44

Remaining Term	Reference	Total Daily Volume (MMbtu/d)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Oct 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	30,000	(1.48)

Natural Gas Collar
Oct 1, 2023 - Dec 31, 2023	US$ NYMEX	30,000	5.00 - 9.80

Operating Netback

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Revenue	234,090	206,518	13	622,216	645,968	(4)
Royalties	(26,249)	(31,728)	(17)	(67,746)	(81,653)	(17)
Operating expense	(29,593)	(26,212)	13	(93,209)	(79,789)	17
Net transportation expense	(23,620)	(17,582)	34	(65,108)	(52,481)	24
Operating netback, excluding risk management contracts	154,628	130,996	18	396,153	432,045	(8)
Realized gain (loss) on risk management contracts	5,623	(28,307)	N/A	24,558	(93,575)	N/A
Operating netback [1]	160,251	102,689	56	420,711	338,470	24

(Cdn$ per boe)
Revenue [1]	55.26	69.91	(21)	54.65	71.83	(24)
Royalties [1]	(6.20)	(10.74)	(42)	(5.95)	(9.08)	(34)
Operating expense [1]	(6.99)	(8.87)	(21)	(8.19)	(8.87)	(8)
Net transportation expense [1]	(5.58)	(5.95)	(6)	(5.72)	(5.84)	(2)
Operating netback, excluding risk management contracts [1]	36.49	44.35	(18)	34.79	48.04	(28)
Realized gain (loss) on risk management contracts [1]	1.33	(9.58)	N/A	2.16	(10.41)	N/A
Operating netback per boe [1]	37.82	34.77	9	36.95	37.63	(2)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three months ended September 30, 2023, the Company's operating netback per boe was $37.82/boe, an increase of $3.05/boe from the corresponding period of 2022. The increase was driven by increases in realized gains on risk management contracts of $10.91/boe and decreases in royalty and operating expense of $4.54/boe and $1.88/boe, respectively, partially offset by declines in commodity pricing, which reduced revenue by $14.65/boe.

For the nine months ended September 30, 2023, the Company's operating netback per boe was $36.95/boe, a decrease of $0.68/boe from the prior year. The decrease was driven by declines in commodity pricing, which reduced revenue by $17.18/boe, offset by an increase in realized gains on risk management contracts of $12.57/boe and a decrease in royalty expense of $3.13/boe.

12 | Hammerhead Energy Inc.	Management Discussion & Analysis

General and Administrative ("G&A") Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Salaries and benefits	5,898	4,310	37	17,621	14,267	24
Insurance	1,362	449	203	3,629	1,364	166
Professional fees [1]	1,062	281	278	3,729	1,092	241
Information technology	777	538	44	2,182	1,764	24
Office rent	204	175	17	615	504	22
Other	1,640	475	245	3,945	1,514	161
Gross G&A expense	10,943	6,228	76	31,721	20,505	55
Capitalized G&A expense	(1,552)	(1,347)	15	(4,516)	(3,780)	19
Net G&A expense	9,391	4,881	92	27,205	16,725	63
Net G&A - $/boe [2]	2.22	1.65	35	2.39	1.86	28

1 Professional fees include external audit, legal and reserve evaluation fees and other contract services.

2 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three and nine months ended September 30, 2023, gross G&A expense increased by $4.7 million or 76% and $11.2 million or 55%, respectively, compared to the same periods of 2022. These increases were due to a rise in employee and insurance costs, coupled with higher professional fees related to HEI Warrant transactions and public company requirements.  Other G&A expense also increased with additional director's fees.

Capitalized G&A expense varies with the composition and compensation levels of technical departments and their time attributed to capital projects. During the three and nine months ended September 30, 2023, capitalized G&A expense increased by $0.2 million or 15%, and $0.7 million or 19% compared to the same periods of 2022, based on an increased headcount of employees focused on capital activity in the current year, and the increased costs related to those employees.

Transaction Costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Cash transaction costs	-	16,021	(100)	3,268	16,021	(80)
Non-cash transaction costs	-	-	-	5,793	-	100
Total transaction costs	-	16,021	(100)	9,061	16,021	(43)
Cash transaction costs - $/boe[1]	-	5.42	(100)	0.29	1.78	(84)
Non-cash transaction costs - $/boe[1]	-	-	-	0.51	-	100

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

On February 23, 2023, the Company completed the business combination with DCRD, an affiliate of Riverstone. For the nine months ended September 30, 2023, the Company expensed $9.1 million in transaction costs compared to $16.0 million for the same period of 2022. Refer to "DCRD Business Combination" in this MD&A for more information.

For the three and nine months ended September 30, 2023, the Company did not incur any transaction  costs related to the announced  corporate transaction with Crescent Point. Refer to  "Announced Corporate  Transaction"  in this MD&A for more information.

13 | Hammerhead Energy Inc.	Management Discussion & Analysis

Share-based Compensation Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Gross share-based compensation expense	3,825	1,441	165	13,715	12,668	8
Capitalized share-based compensation expense	(1,093)	(386)	183	(3,735)	(3,726)	-
Share-based compensation expense	2,732	1,055	159	9,980	8,942	12
Share-based compensation expense - $/boe [1]	0.64	0.36	78	0.88	0.99	(11)

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Changes in share-based compensation expense generally relate to the number of units granted, the timing of grants, the fair value of units on the grant date, the vesting period over which the related expense is recognized and the timing and quantity of forfeitures.

Gross share-based compensation for the three and nine months ended September 30, 2023 increased by $2.4 million or 165% and $1.0 million or 8%, respectively, compared to the same periods of 2022. The increases are due to a higher number of annual awards granted in 2023 that vest over a shorter term. For the nine months ended September 30, 2023, the increase also includes expense for the accelerated vesting of all Legacy RSUs and Legacy Options upon close of the business combination with DCRD, partially offset by awards which had accelerated vesting terms in 2022 with no corresponding expense in the 2023 period.

Capitalized share-based compensation for the three months ended September 30, 2023 increased by $0.7 million or 183% compared to the same period of 2022 due to higher gross share-based compensation in 2023.

Finance Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Interest on term debt - cash	2,253	1,785	26	2,253	1,785	26
Interest on term debt - PIK	362	2,478	(85)	5,074	10,586	(52)
Total interest on term debt	2,615	4,263	(39)	7,327	12,371	(41)
Interest and fees on bank debt	7,193	1,721	318	17,270	5,143	236
Interest on lease obligation	54	55	(2)	174	175	(1)
Interest on EDC facility - letters of credit	-	21	(100)	140	46	204
Accretion of decommissioning liabilities	183	161	14	529	415	27
Total finance expense	10,045	6,221	61	25,440	18,150	40
Cash interest expense - $/boe [1]	2.24	1.21	85	1.74	0.79	120
Non-cash interest and accretion expense - $/boe [1]	0.13	0.89	(85)	0.49	1.22	(60)

Average principal debt outstanding during the period:
Term debt	82,269	135,140	(39)	81,402	137,823	(41)
Bank debt	299,849	57,180	424	244,873	85,537	186
Total average principal debt outstanding	382,118	192,320	99	326,275	223,360	46

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Finance expense is primarily comprised of interest incurred on the Company's term debt and bank debt.

14 | Hammerhead Energy Inc.	Management Discussion & Analysis

Term Debt

Term debt accrued interest at 12% and included the option of paying interest as cash or as paid-in-kind ("PIK"). During the three and nine months ended September 30, 2023, interest expense on term debt decreased by $1.6 million or 39% and $5.0 million or 41%, compared to the same periods in 2022. The decrease for the periods was due to a lower outstanding principal amount on which the interest is calculated, as a result of the repayment of a portion of term debt during the third quarter of 2022. With the redemption and extinguishment of all outstanding term debt on September 28, 2023, an increased percentage of term debt interest during the quarter was paid in cash.  Refer to "Capital Resources - Term Debt" in this MD&A for more information.

Bank Debt

During the three and nine months ended September 30, 2023, interest expense and fees on bank debt increased by $5.5 million or 318%, and $12.1 million or 236% compared to the same periods of 2022. The increase for both periods was due to higher benchmark interest rates in 2023, and an increase in average bank debt outstanding over the periods.

Loss (Gain) on Foreign Exchange

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Realized (gain) loss on foreign exchange	(3,003)	2,040	N/A	(2,818)	2,257	N/A
Unrealized loss on foreign exchange	3,525	3,530	-	13	5,916	(100)
Loss (gain) on foreign exchange	522	5,570	(91)	(2,805)	8,173	N/A

The Company's foreign exchange impacts primarily related to the HEI Warrants, term debt, and a portion of bank debt which are denominated in US dollars and translated into Canadian dollars at the end of each reporting period outstanding. During the three and nine months ended September 30, 2023, realized gains on foreign exchange were $3.0 million and $2.8 million, respectively. The gain in both periods was primarily driven by the settlement of a foreign exchange hedge entered into by the Company for the purpose of extinguishing the term debt.

During the three and nine months ended September 30, 2022, realized losses on foreign exchange were $2.0 million and $2.3 million, respectively. The loss in both periods was due to a partial repayment of term debt at a weaker exchange rate, partially offset by a foreign exchange hedge settlement.

The unrealized loss for the three months ended September 30, 2023 of $3.5 million is due to the realization of previously recognized gains. During the three and nine months ended September 30, 2022, the Canadian dollar weakened, resulting in a higher Canadian dollar liability and corresponding unrealized foreign exchange losses of $3.5 million and $5.9 million, respectively.

15 | Hammerhead Energy Inc.	Management Discussion & Analysis

Depletion, Depreciation and Impairment

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Depletion of developed and producing assets	58,843	35,120	68	157,890	106,732	48
Depreciation of corporate assets	564	489	15	1,652	1,456	13
Depreciation of right-of-use assets	313	193	62	941	578	63
Impairment	-	-	-	6,812	-	100
Total depletion, depreciation and impairment	59,720	35,802	67	167,295	108,766	54
Depletion, depreciation and impairment - $/boe [1]	14.10	12.12	16	14.69	12.09	22

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Depletion and depreciation reflect the development costs of Hammerhead's assets which are capitalized and then amortized to net income over their estimated useful lives. The Company's developed and producing assets are depleted using the unit-of-production method based on the estimated recoverable amount from total proved and probable ("2P") reserves determined in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The depletion base consists of the historical net book value of capitalized costs plus estimated future development costs required to develop the Company's estimated 2P reserves. Depletion rates will vary based on changes in the carrying value of the asset base, changes in future development costs, reserve updates and changes in production. Depletion expenses are calculated using depletion rates and production volumes applicable to each depletable asset.

For the three and nine months ended September 30, 2023, depletion, depreciation and impairment increased $23.9 million or 67% and $58.5 million or 54%, respectively, compared to the same periods in 2022. The increase was due to higher production volumes, which resulted in additional depletion of developed and producing assets and a higher depletion rate, which was driven by an increase in the depletable base. An impairment of $6.8 million was also recorded in Q2 2023 on the Company's discontinued Prairie Lights Power project due to a change in expected use prior to its disposal.

Loss on Warrant Revaluation

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Loss on warrant revaluation	42,794	10,824	295	58,014	10,688	443

The warrant liabilities were recorded at fair value upon inception and are revalued at the end of each period, with changes in the estimated fair value recognized through income as a non-cash item. During the three and nine months ended September 30, 2023, the Company incurred losses on warrant revaluation of $42.8 million and $58.0 million, respectively, compared to losses on warrant revaluation of $10.8 million and $10.7 million for the same periods of 2022.

The increased losses for the three and nine months ended September 30, 2023 relate to a higher liability due to a rise in the trading price of HEI Warrants from the close of the business combination with DCRD until the HEI Warrant redemption in September 2023.

16 | Hammerhead Energy Inc.	Management Discussion & Analysis

Funds from Operations

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Operating netback [1]	160,251	102,689	56	420,711	338,470	24
G&A expense	(9,391)	(4,881)	92	(27,205)	(16,725)	63
Cash transaction costs	-	(16,021)	(100)	(3,268)	(16,021)	(80)
Cash interest expense	(9,500)	(3,582)	165	(19,837)	(7,149)	177
Realized foreign exchange gain (loss)	3,003	(2,040)	N/A	2,818	(2,257)	N/A
Other cash impacts [2]	192	380	(49)	797	2,560	(69)
Funds from operations [3]	144,555	76,545	89	374,016	298,878	25

(Cdn$ per boe)
Operating netback [1]	37.82	34.77	9	36.95	37.63	(2)
G&A expense [1]	(2.22)	(1.65)	35	(2.39)	(1.86)	28
Cash transaction costs [1]	-	(5.42)	(100)	(0.29)	(1.78)	(84)
Cash interest expense [1]	(2.24)	(1.21)	85	(1.74)	(0.79)	120
Realized foreign exchange gain (loss) [1]	0.71	(0.69)	N/A	0.25	(0.25)	N/A
Other cash impacts [2]	0.05	0.13	(62)	0.07	0.28	(75)
Funds from operations [4]	34.12	25.93	32	32.85	33.23	(1)

Per common share - basic [5,6]	1.57	3.05	(49)	4.78	11.95	(60)
Per common share - diluted [5,6]	1.47	1.24	19	4.78	4.89	(2)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 Other cash impacts consist of treating and processing income, the Company's recoveries related to royalty interest and bad debt allowances, where applicable in the current period.

3 Funds from operations is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities, which was $122.0 million and $95.1 million, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities for the nine months ended September 30, 2023 and 2022 was $313.4 million and $295.2 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

4 Funds from operations per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per boe, which was $28.81/boe and $32.20/boe, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities per boe for the nine months ended September 30, 2023 and 2022 was $27.53/boe and $32.83/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

5 In comparative periods, per common share amounts are those of HHR. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "DCRD Business Combination" in this MD&A for more information.

6 Funds from operations per common share - basic and per common share - diluted are non-GAAP financial ratios which do not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measures are net cash from operating activities per share - basic and per share - diluted which were $1.32/boe and $1.24/boe, and $3.80/boe and $1.54/boe, respectively, for the three months ended September 30, 2023 and 2022. Net cash from operating activities per share - basic and per share - diluted for the nine months ended September 30, 2023 and 2022 were $4.00/boe and $4.00/boe, and $11.80/boe and $4.83/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company generated funds from operations of $144.6 million during the third quarter of 2023, a $68.0 million or 89% increase from the same quarter of 2022. The increase is primarily driven by a $57.6 million increase in operating netback, combined with a $16.0 million decrease in cash transaction costs, partially offset by a $5.9 increase in cash interest expense.

The Company generated funds from operations of $374.0 million during the nine months ended September 30, 2023, a $75.1 million or 25% increase from the same period of 2022. The increase is primarily due to an $82.2 million increase in operating netback, combined with a $12.8 million decrease in cash transaction costs, partially offset by a $12.7 million increase in cash interest expense and a $10.5 million increase in G&A expense.

17 | Hammerhead Energy Inc.	Management Discussion & Analysis

Adjusted Funds from Operations

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Funds from operations [1]	144,555	76,545	89	374,016	298,878	25
Cash transaction costs	-	16,021	(100)	3,268	16,021	(80)
Realized foreign exchange (gain) loss	(3,003)	2,040	N/A	(2,818)	2,257	N/A
Other income	(192)	(380)	(49)	(797)	(2,560)	(69)
Adjusted funds from operations [1]	141,360	94,226	50	373,669	314,596	19
Corporate netback - $/boe [1]	33.37	31.90	5	32.82	34.98	(6)

Per common share - basic [1,2]	1.53	3.76	(59)	4.77	12.57	(62)
Per common share - diluted [1,2]	1.44	1.52	(5)	4.77	5.14	(7)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 In comparative prior periods, per common share amounts are HHR. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "DCRD Business Combination" in this MD&A for more information.

Net Profit (Loss)

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per share)	2023	2022	% Change	2023	2022	% Change
Net profit (loss)	3,912	67,251	(94)	(109,004)	157,802	N/A

Net profit (loss) attributable to ordinary equity holders - basic	3,912	60,782	(94)	(113,094)	139,281	N/A
Weighted average common shares outstanding - basic (000s) [1]	92,134	25,069	268	78,307	25,020	213
Per common share - basic [1]	0.04	2.42	(98)	(1.44)	5.57	N/A

Net profit (loss) attributable to ordinary equity holders - diluted	3,912	60,782	(94)	(113,094)	139,281	N/A
Weighted average common shares outstanding - diluted (000s) [1]	98,432	61,840	59	78,307	61,173	28
Per common share - diluted [1]	0.04	0.98	(96)	(1.44)	2.28	N/A

1 In comparative prior periods the Company's basic and diluted earnings per share is the net profit per common share of Hammerhead Resources Inc., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "DCRD Business Combination" in this MD&A for more information.

18 | Hammerhead Energy Inc.	Management Discussion & Analysis

(Cdn$ thousands)
Net profit, three months ended September 30, 2022	67,251
Increase from funds from operations [1]	62,297
Add (deduct) change in non-cash items:
Increase in unrealized loss on risk management contracts	(65,656)
Increase in share based compensation expense	(1,677)
Increase in depletion, depreciation and impairment	(23,918)
Decrease in non-cash finance costs	2,094
Decrease in unrealized loss on foreign exchange	5
Change in fair value of warrants	(31,970)
Increase in deferred income tax expense	(10,445)
Decrease in loss on debt redemption	218
Increase in realized foreign exchange gain on financing activities	5,713
Net profit, three months ended September 30, 2023	3,912

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company reported a net profit of $3.9 million for the three months ended September 30, 2023, compared to a net profit of $67.3 million in the same period of 2022. The $63.3 million decrease in profit was primarily due to a $65.7 million increase in unrealized loss on risk management contracts, a $32.0 million change in fair value of warrants, a $23.9 million increase in depletion, depreciation and impairment, and the remaining non-cash impact of $4.0 million as outlined in the table above. These expenses were partially offset with a $62.3 million increase in funds from operations.

(Cdn$ thousands)
Net profit, nine months ended September 30, 2022	157,802
Increase from funds from operations [1]	69,298
Add (deduct) change in non-cash items:
Increase in unrealized loss on risk management contracts	(15,951)
Increase in share based compensation expense	(1,038)
Increase in depletion, depreciation and impairment	(58,529)
Decrease in non-cash finance costs	5,398
Decrease in unrealized loss on foreign exchange	5,903
Change in fair value of warrants	(47,326)
Increase in deferred income tax expense	(44,348)
Decrease in loss on debt redemption	218
Increase in transaction costs - non cash	(5,793)
Increase in listing expense	(180,478)
Decrease in settlement of decommissioning obligations	(69)
Increase in realized foreign exchange gain on financing activities	5,909
Net loss, nine months ended September 30, 2023	(109,004)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company reported a net loss of $109.0 million for the nine months ended September 30, 2023, compared to a net profit of $157.8 million in the same period of 2022. The $266.8 million increase in net loss was primarily due to a $180.5 million listing expense, a $58.5 million increase in depletion, depreciation and impairment, a $47.3 million change in fair value of warrants, a $44.3 million increase in deferred income tax expense, and a $16.0 million increase in unrealized loss on risk management contracts. These expenses were partially offset by a $69.3 million increase in funds from operations and the remaining non-cash impacts of $10.5 million as outlined in the table above.

19 | Hammerhead Energy Inc.	Management Discussion & Analysis

Capital Expenditures

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Drilling and completion	76,710	39,719	93	260,562	121,085	115
Equipment, facilities and pipelines	29,011	31,453	(8)	99,980	71,451	40
Workovers and maintenance capital	1,154	3,308	(65)	9,464	11,327	(16)
Land	-	996	(100)	-	1,311	(100)
Geological and geophysical	137	29	372	291	163	79
Other [1]	2,569	1,827	41	6,992	4,870	44
Capital expenditures [2]	109,581	77,332	42	377,289	210,207	79
Proceeds from disposition	(1,000)	-	(100)	(1,000)	-	(100)
Capital expenditures including A&D 3	108,581	77,332	40	376,289	210,207	79

Karr	114,585	62,541	83	317,161	121,643	161
Gold Creek	2,096	8,479	(75)	55,626	76,453	(27)
Corporate [4]	(7,100)	6,312	N/A	4,502	12,111	(63)
Capital expenditures [2]	109,581	77,332	42	377,289	210,207	79

1 Other includes capitalized salaries and benefits and corporate capital expenditures.

2 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3 Capital expenditures including acquisitions and divestitures ("A&D") is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash used in investing activities, which was $97.6 million and $58.7 million, respectively, for the three months ended September 30, 2023 and 2022. Net cash used in investing activities for the nine months ended September 30, 2023 and 2022 was $372.2 million and $222.6 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

4 Includes transfers to Karr and Gold Creek for supply chain pre-purchases.

Capital expenditures were $109.6 million for the three months ended September 30, 2023, compared to $77.3 million, an increase of $32.2 million. The increase is mainly due to additional drilling and completion activity and major infrastructure projects in the Karr area.

Drilling and completion activities accounted for 70% of capital expenditures in the quarter and 26% related to equipment, facilities and pipelines. At Karr, the Company spent $114.6 million across three pads, primarily on the drill of 10 gross (10 net) wells, and the completion and tie-in of 12 gross (12 net) wells. Remaining funds spent were related to non-well infrastructure projects, mainly the South Karr battery construction. At Gold Creek, the Company spent $2.1 million, primarily on future pad construction and other non-well activities. Transfers of supply chain pre-purchases from Corporate to Karr also occurred during the quarter.

Capital expenditures were $377.3 million for the nine months ended September 30, 2023, compared to $210.2 million, an increase of $167.1 million from the comparative period in 2022. The increase is mainly due to additional drilling and completion activity and major infrastructure projects in the Karr area.

Drilling and completion activities accounted for 69% of capital expenditures in the nine months ended September 30, 2023 and 26% related to equipment, facilities and pipelines. At Karr, the Company spent $317.2 million, primarily on the drill of 25 gross (25 net) wells and the completion and tie-in of 22 gross (20.1 net) wells. Remaining funds spent were related to non-well infrastructure projects, mainly the South Karr battery construction. At Gold Creek, the Company spent $55.6 million primarily on the drill, completion, and tie-in of seven gross (seven net) wells, in addition to other non-well activities. Transfers of supply chain pre-purchases from Corporate to Karr and Gold Creek also occurred during the nine months ended September 30, 2023.

20 | Hammerhead Energy Inc.	Management Discussion & Analysis

Well Count Information 1

	Three Months Ended September 30,		Nine Months Ended September 30,
(Number of gross wells)	2023	2022	2023	2022
Spud	18	12	40	22
Rig released	10	9	32	20
Completed	12	-	29	14
Wells brought on-stream [2]	12	-	29	22

(Number of net wells)	2023	2022	2023	2022
Spud	18.0	12.0	40.0	22.0
Rig released	10.0	8.4	32.0	19.4
Completed	12.0	-	27.1	14.0
Wells brought on-stream [2]	12.0	-	27.1	22.0

1 Well counts include development Montney wells, shown on a net well basis.

2 On-stream dates are based on the first production date after the well is tied-in to the permanent well site facilities. Wells brought on-stream may include wells drilled and/or completed in a prior period.

Land Acreage

	September 30, 2023			December 31, 2022
	Gross acres	Net acres	% Working interest	Gross acres	Net acres	% Working interest
Montney	117,920	106,160	90	118,560	106,800	90

Capital Resources and Liquidity

Capital Resources

Bank Debt

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Syndicated facility [1]	323,194	164,800
Operating facility	15,000	15,000
Total bank debt outstanding [2]	338,194	179,800

1 Included in the syndicated facility is a draw of US$24.7 million. As at September 30, 2023, the US$ draw was translated to Cdn$33.4 million.

2 Undrawn bank debt capacity was $111.8 million as of September 30, 2023 (December 31, 2022 - $170.2 million).

The Company's bank debt is held in a credit facility with a syndicate of lenders. Under the credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semiannually. On September 27, 2023, the second semiannual re-determination was completed and the Company's credit facility was increased to $450.0 million, consisting of a $430.0 million revolving syndicated facility and a $20.0 million operating facility. The maturity date was extended to May 31, 2025, following the repayment of all outstanding term debt. See "Term Debt" in this MD&A.

As at September 30, 2023, Hammerhead was compliant with all covenants and cross default clauses stated in the credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets held by the Company and its subsidiaries.

21 | Hammerhead Energy Inc.	Management Discussion & Analysis

Amounts borrowed under the credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and impairment. The credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Term Debt

On September 28, 2023, the Company redeemed and extinguished all outstanding term debt at par value, including accumulated paid-in-kind interest, for a payment equal to the carrying value of $83.7 million (December 31, 2022 - $78.9 million).

Following the redemption and extinguishment, a $0.3 million cumulative unrealized foreign exchange gain was reclassified as a realized foreign exchange gain. This gain was combined with a $2.4 million realized foreign exchange gain from the settlement of a foreign exchange currency hedge entered into during the period.

Export Development Canada ("EDC") Facility

The Company has a $25.0 million unsecured letter of credit facility under EDC's Account Performance Security Guarantee program. As at September 30, 2023, the Company's Canadian dollar denominated letters of credit issued totaled $14.3 million (December 31, 2022 - $13.8 million) and US dollar denominated letters of credit issued totaled US$0.7 million as at September 30, 2023 (Cdn$1.0 million) and December 31, 2022 (Cdn$0.9 million).

Equity Commitments

Upon the close of the business combination with DCRD, all of HHR's outstanding equity commitments were terminated.

Share Capital

HEI is authorized to issue an unlimited number of  HEI Common Shares and first preferred shares (the "First Preferred Shares") in an amount equal to not more than 20% of the number of issued and outstanding HEI Common Shares at the time of issuance of any First Preferred Shares. As of the date of this MD&A, HEI has 95,884,002 HEI Common Shares, nil First Preferred Shares, nil HEI Warrants, 4,908,385 Legacy RSUs, 617,956 Legacy Options, and 1,934,818 RSAs (as issued under HEI's equity incentive award plan), issued and outstanding.

Reduction in Stated Capital

On June 8, 2023, the Company's shareholders approved a reduction in stated capital of $1.0 billion, without any payment or distribution to the shareholders. As a result of the reduction in stated capital, $1.0 billion was added to contributed surplus.

Warrant Purchase and Cancellation

On June 2, 2023, the Company completed a substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of its HEI Warrants at the purchase price of US$1.00 per HEI Warrant. Following the expiration of the Offer, 12,852,235 HEI Warrants, consisting of all 12,737,500 of the outstanding private warrants held by an affiliate of Riverstone ("Private Placement Warrants") and an additional 114,735 HEI Warrants were purchased for cancellation by the Company. The Company funded the Offer by drawing on the existing credit facility.

22 | Hammerhead Energy Inc.	Management Discussion & Analysis

HEI Warrant Redemption

On August 16, 2023, the Company issued a notice of redemption (the "Notice of Redemption") for all remaining HEI Warrants. The Notice of Redemption entitled the Company to redeem the outstanding HEI Warrants on September 15, 2023 (the "Redemption Date"), for a cash payment of US$0.10 per HEI Warrant. Prior to the Redemption Date, as per the terms and make-whole exercise contained in the agreement governing the terms of the HEI Warrants, holders of HEI Warrants were permitted to exercise their HEI Warrants on a cash basis for a payment of US$11.50 or exercise on a cashless basis in exchange for 0.296 HEI Common Shares per HEI Warrant. As a result, 301 HEI Warrants were exercised on a cash basis and 15,642,972 HEI Warrants were exercised on a cashless basis, resulting in the issuance of an aggregate of 4,630,591 HEI Common Shares. The remaining 54,483 HEI Warrants were redeemed for a cash payment of US$0.10 per HEI Warrant.

As of September 30, 2023, the Company has no outstanding warrants to purchase HEI Common Shares. The HEI Warrants no longer trade on the TSX or the NASDAQ.

Liquidity

Capital Management and Liquidity

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt agreements, funds from operations and adjusted working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing HEI Common Shares and First Preferred Shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

The primary sources of cash for Hammerhead during the three and nine months ended September 30, 2023 and 2022 were funds from operations and draws on bank debt. The primary use of cash for all periods was the Company's capital development program. During the three months ended September 30, 2023, the Company also utilized a draw on bank debt to redeem and extinguish its term debt.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, adjusted working capital, and credit facility capacity, along with its planned capital expenditure program. The Company has determined that both its current and long term financial obligations, including "Commitments and Contractual Obligations" in this MD&A, are adequately funded from the available borrowing capacity on the credit facility and from funds from operations.

Adjusted Working Capital Deficit and Available Funding

Adjusted working capital provides useful information by highlighting net assets that are expected to be realized, or net liabilities that are expected to be settled, within the current operating cycle. Available funding allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is not a standardized financial measure under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Adjusted working capital deficit [1]	(17,869)	(32,915)
Debt capacity	111,806	170,200
Equity commitment	-	172,700
Available funding [1]	93,937	309,985

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Upon the close of the business combination with DCRD, any of HHR's outstanding equity commitments were terminated. Refer to "DCRD Business Combination" in this MD&A for more information.

23 | Hammerhead Energy Inc.	Management Discussion & Analysis

Net Debt, Annualized Adjusted EBITDA and Net Debt to Annualized Adjusted EBITDA

Annualized adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Hammerhead's short-term capital management objective is to fund its capital expenditures using primarily funds from operations. Long-term value-creating activities may be financed with a combination of funds from operations and other sources of capital. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt, annualized adjusted EBITDA and net debt to annualized adjusted EBITDA are not standardized measures under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Bank debt	338,194	179,800
Term debt	-	78,932
Adjusted working capital deficit [1]	17,869	32,915
Net debt [1]	356,063	291,647

Annualized adjusted EBITDA [2]	603,440	391,232
Net debt to annualized adjusted EBITDA [3]	0.6	0.7

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 Annualized adjusted EBITDA is a capital management measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3 Net debt to annualized adjusted EBITDA is a capital management measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Free Funds Flow

Free funds flow is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations. Management believes free funds flow provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of debt, increased capital spending or a return of capital program.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Adjusted funds from operations [1]	141,360	94,226	373,669	314,596
Capital expenditures [1]	(109,581)	(77,332)	(377,289)	(210,207)
Settlement of decommissioning obligations	-	-	(54)	(123)
Free funds flow [1]	31,779	16,894	(3,674)	104,266

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company generated adjusted funds from operations of $141.4 million during the third quarter of 2023, a $47.1 million increase from the same period of 2022. This increase is primarily related to a change in realized gains on risk management contracts, which when combined with additional production volumes, offset the declines in realized pricing from 2022, where benchmark prices exceeded current levels. Capital expenditures in the third quarter of 2023 were $109.6 million, up $32.2 million from the comparative period of 2022 as the Company increased drilling and completion activity. Free funds flow for the three months ended September 30, 2023 was $31.8 million, an increase of $14.9 million from the prior year period.

The Company generated adjusted funds from operations of $373.7 million during the nine months ended September 30, 2023, a $59.1 million increase from the same period of 2022. This increase is also due to increasing realized gains on risk management contracts, which when combined with additional production volumes, offset the declines in realized pricing from 2022, where benchmark prices far exceeded current levels. Capital expenditures for the nine months ended September 30, 2023 were $377.3 million, up $167.1 million from the comparative period of 2022 as the Company increased drilling and completion activity, and added non-well infrastructure projects. Net of $0.1 million in decommissioning settlements, free funds flow for the nine months ended September 30, 2023 was negative $3.7 million, a decrease of $107.9 million from the prior year period.

24 | Hammerhead Energy Inc.	Management Discussion & Analysis

Commitments and Contractual Obligations

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

Contractual obligations are comprised of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning obligations. HEI does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at September 30, 2023:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation and processing	118,384	242,019	202,029	318,820	881,252
Office buildings [1]	881	1,632	1,020	-	3,533
Drilling services	270	-	-	-	270
Total commitments	119,535	243,651	203,049	318,820	885,055
Accounts payable and accrued liabilities	128,844	-	-	-	128,844
Bank indebtedness - principal [2]	-	338,194	-	-	338,194
Bank indebtedness - interest	29,313	19,237	-	-	48,550
Lease obligations [3]	1,407	2,055	1,187	-	4,649
Risk management contracts	4,634	-	-	-	4,634
Decommissioning obligations [3]	338	525	625	31,897	33,385
Total contractual obligations	164,536	360,011	1,812	31,897	558,256
Total future payments	284,071	603,662	204,861	350,717	1,443,311

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See Capital Resources - Bank Debt in this MD&A for additional information.

3 These values are undiscounted and will differ from the amounts presented in the Interim Financial Statements.

Related Party Transactions

All related party transactions occurred in the normal course of operations.

During the period, the Company completed related party transactions with its controlling shareholder, Riverstone. The Company purchased for cancellation 12,737,500 HEI Warrants from R5 HHR FS Holdings LLC, an affiliate of Riverstone. The Company also completed a plan of arrangement pursuant to a business combination involving DCRD and Riverstone, and incurred $9.2 million in expenses due to Riverstone as part of the liabilities acquired. Refer to "Warrant Liability" and "DCRD Business Combination" in this MD&A for further information. As of September 30, 2023, the Company does not have any outstanding payables due to Riverstone.

Upon close of the business combination with DCRD, the Company terminated $5.6 million in limited recourse loans previously advanced to key management personnel.

The Company also paid $1.2 million in annual compensation and expense reimbursement to members of the Board of Directors during the period.

25 | Hammerhead Energy Inc.	Management Discussion & Analysis

Supplemental Information - Quarterly Results

(Cdn$ thousands, except per share amounts, production and unit prices)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
OPERATING

Production volumes
Crude oil (bbls/d)	16,657	13,389	14,813	8,958	9,279	10,025	9,874	7,135
Natural gas (Mcf/d)	144,045	126,349	127,322	99,512	111,353	116,667	113,703	101,028
Natural gas liquids (bbls/d)	5,382	4,561	3,958	3,984	4,273	4,397	4,030	3,787
Total (boe/d)	46,046	39,009	39,992	29,527	32,111	33,867	32,854	27,760

Liquids weighting %	48	46	47	44	42	43	42	39

Oil and gas revenue ($/boe)	55.26	48.19	60.31	73.14	69.91	81.09	64.10	54.50

Operating netback ($/boe) [1]	37.82	33.64	39.18	43.96	34.77	41.75	36.22	20.22

Oil and gas sales revenue	234,090	171,072	217,054	198,676	206,518	249,908	189,542	139,183

Operating netback [1]	160,251	119,437	141,023	119,414	102,689	128,673	107,108	51,653

Net cash from operating activities	122,047	75,855	115,541	76,131	95,138	129,623	70,463	33,540
Per common share - basic [2]	1.32	0.83	2.25	3.04	3.80	5.19	2.82	1.34
Per common share - diluted [2]	1.24	0.79	2.25	1.13	1.54	2.08	2.82	0.55

Adjusted funds from operations [1]	141,360	103,515	128,794	108,937	94,226	119,906	100,464	43,528
Per common share - basic [2]	1.53	1.14	2.51	4.34	3.76	4.80	4.02	1.74
Per common share - diluted [2]	1.44	1.08	2.51	1.61	1.52	1.92	4.02	0.72

Corporate netback ($/boe) [1]	33.37	29.16	35.78	40.10	31.90	38.91	33.98	17.04

Net profit (loss)	3,912	20,743	(133,659)	67,298	67,251	96,993	(6,442)	37,139
Net profit (loss) attributable to ordinary equity holders	3,912	20,743	(137,749)	60,584	60,782	90,825	(12,325)	31,344
Per common share - basic [2]	0.04	0.23	(2.68)	2.42	2.42	3.63	(0.49)	1.25
Per common share - diluted [2]	0.04	0.22	(2.68)	0.89	0.98	1.46	(0.49)	0.52

Net cash used in investing activities	97,558	132,309	142,323	145,556	58,669	68,414	95,514	42,190
Capital expenditures [1]	109,581	95,266	172,442	173,669	77,332	50,387	82,488	68,385

Free funds flow [1]	31,779	8,195	(43,648)	(64,732)	16,894	69,519	17,853	(24,857)

Weighted average common shares outstanding [3]
Basic [2]	92,134	91,000	51,395	25,084	25,069	24,996	24,994	24,992
Diluted [2]	98,432	96,206	51,395	67,637	61,840	62,345	24,994	60,851

FINANCIAL (as at each quarter end)
Adjusted working capital deficit [1]	17,869	30,824	93,699	32,915	37,002	5,180	16,470	52,443
Available funding [1]	93,937	43,184	51,468	309,985	327,898	402,720	206,930	188,957
Net debt [1]	356,063	388,606	379,755	291,647	222,416	215,155	277,549	293,490

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 In comparative periods, per common share amounts are those of HHR. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "DCRD Business Combination" in this MD&A for more information.

3 HEI has 95,884,002 HEI Common Shares, 4,908,385 Legacy RSUs, 617,956 Legacy Options, and 1,934,818 RSAs issued and outstanding as of the date of this MD&A.

26 | Hammerhead Energy Inc.	Management Discussion & Analysis

Crude oil and natural gas revenue over the past eight quarters have ranged from $139.2 million to $249.9 million, largely due to the volatility of commodity prices and changes in production. From the fourth quarter of 2021 through 2022, the Company's production fluctuated due to changes in its development capital spending levels and natural declines. Following increased levels of capital expenditure in the first three quarters of 2023, the Company produced 39,992 boe/d, 39,009 boe/d, and a record 46,046 boe/d, respectively, from the successful drilling of liquids-rich wells in the Karr area.

Net profit (loss) has ranged from a net loss of $133.7 million to a net profit of $97.0 million, primarily influenced by fluctuations in commodity prices and production volumes, royalties, realized and unrealized gains and losses on risk management contracts and both cash and non-cash expenses. During the third quarter of 2023, the loss on warrant revaluation reduced net profit by $42.8 million. In the first quarter of 2023, the business combination with DCRD resulted in $180.5 million in listing expenses and $9.0 million in transaction costs. In the third quarter of 2022 profit was also reduced by $16.0 million of transaction expense. Deferred income tax expense impacted net profit (loss) by $26.2 million in the first quarter of 2023 and $31.7 million in the fourth quarter of 2022.

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") seek to ensure that information to be disclosed by Hammerhead is accumulated and communicated to management to allow timely decisions regarding required disclosures. As at September 30, 2023, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's DC&P. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's DC&P were effective as at September 30, 2023. All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting and Officer Certifications

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance that all the assets are safeguarded and transactions are appropriately authorized, and to facilitate the preparation of relevant, reliable and timely information. Due to inherent limitations, ICFR may not prevent or detect all misstatements due to fraud or error. The control framework Hammerhead's officers used to design and evaluate the Company's internal controls over financial reporting is the Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no changes in Hammerhead's ICFR during the three months ended September 30, 2023 that have materially affected or are reasonably likely to materially affect Hammerhead's ICFR.

Significant Estimates

Hammerhead's significant accounting policies are disclosed in Note 2 of the 2022 Financial Statements. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies is further outlined in the 2022 Annual MD&A.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements or information (collectively "forwardlooking statements") within the meaning of applicable securities legislation, including, but not limited to: the Transaction with Crescent Point and the timing thereof, including timing of the Meeting; the consideration expected to be received by HEI shareholders in connection with the Transaction; the Company's strategy and objectives for its business and assets; the Company's objectives for managing capital, including the Company's short-term capital management objective; current commitments and working capital deficit; determination of the Company's depletion and depreciation rates; the Company's contractual obligations; and other matters related to the foregoing. Forward-looking statements are typically identified by words such as "estimate", "anticipate", "expect", "may", "will", "project", "could", "plan", "intend", "should", "potential" and similar words suggesting future events or future performance or may be identified by reference to a future date.

27 | Hammerhead Energy Inc.	Management Discussion & Analysis

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the satisfaction of the conditions to completion of the Transaction, including the timely receipt of required shareholder, court, regulatory and stock exchange approvals, as required; ability to complete the Transaction and on the timing anticipated; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; pipeline capacity; the impact of increasing competition; the ability to obtain financing on acceptable terms; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; future accounting standards to be adopted or amended and the expected impact on the Company; that the Company will have the ability to add production and reserves through development and exploitation activities; the impact (and duration thereof) that pandemics could have on: (i) the demand for crude oil, NGL and natural gas; (ii) the supply chain, including the Company's ability to obtain the equipment and services it requires; and (iii) the Company's ability to produce, transport and/or sell its crude oil, NGL and natural gas; the risk that the Company may not be able to fund its capital expenditures using primarily funds from operations; and the risk that the Company may not maintain a flexible capital structure or sufficient liquidity to meet its financial obligations and to execute its business plans. Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. Readers are cautioned that the foregoing list is not exhaustive of all assumptions which have been considered.

By their nature, forward-looking statements involve numerous known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the time that it takes to complete the Transaction, if completed at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Transaction; the inability  to  complete  the  Transaction  due  to  the  failure  to  obtain  approval  of  shareholders,  the  Court, regulatory bodies or stock exchanges, as required; the ability of management to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; actions by governmental or regulatory authorities including production curtailment and increasing taxes and changing royalty regimes and other incentive programs relating to the oil and gas industry; access to pipeline capacity; unexpected downtime, including risks related to natural disasters such as wildfires in the Province of Alberta; risks and uncertainties involving geology of oil and natural gas deposits; unexpected drilling results; delays in anticipated timing of drilling and completion of wells; the Company's ability to enter into or renew leases; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), reserves, costs and expenses; fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; risks associated with unexpected potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; inability to extend the Company's credit facility at each review on the current terms, on newly negotiated terms or at all; inability to access sufficient capital from internal and external sources; and the risks described under "Operational and Other Risk Factors" herein. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

28 | Hammerhead Energy Inc.	Management Discussion & Analysis

Operational and Other Risk Factors

The business of exploring for, developing and producing crude oil and natural gas is inherently risky. The risks set out below are not an exhaustive list, nor should they be taken as a complete summary or description of all the risks related to Company's business and operations. HEI's management team conducts focused strategic planning and has identified the following key risks associated with the Company's business and the crude oil and natural gas business generally:

• The Company is exposed to commodity price risk whereby the fair value of future cash flows will fluctuate as a result of changes in commodity prices. From time to time, the Company may enter into agreements to receive fixed prices on its crude oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which: production falls short of the hedged volumes or prices fall significantly lower than projected, there is a widening of price-base differentials between delivery points for production and the delivery point assumed in the hedge arrangement, counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements, or a sudden unexpected event materially impacts crude oil and natural gas prices.

• The Company's operating costs could escalate and become noncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and government intervention through stimulus spending or additional regulations, which could have a material adverse effect on its financial performance and cash flows. The cost or availability of oil and gas field equipment may adversely affect the Company's ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to the Company's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company's financial performance and cash flows.

For additional information relating to Hammerhead's operational and other risk factors, please refer to the Company's December 31, 2022 Annual Report on Form 20-F, which along with other relevant documents, is available on EDGAR at www.sec.gov/edgar and SEDAR+ at www.sedarplus.ca.

Other Advisories

Crude Oil and Natural Gas

"BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This MD&A contains certain oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.

29 | Hammerhead Energy Inc.	Management Discussion & Analysis

The Company's aggregate production for the selected periods below and the references to "natural gas", "crude oil" and "NGLs", reported in this MD&A consist of shale gas, tight oil and natural gas liquids product types, respectively, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Nine Months Ended September 30, 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Tight oil (bbls/d)	14,960	16,657	13,389	14,813	8,958	9,279	10,025	9,874	7,135
Shale gas (Mcf/d)	132,633	144,045	126,349	127,322	99,512	111,353	116,667	113,703	101,028
Natural gas liquids (bbls/d)	4,639	5,382	4,561	3,958	3,984	4,273	4,397	4,030	3,787
Total (boe/d)	41,704	46,046	39,009	39,992	29,527	32,111	33,867	32,854	27,760

Non-GAAP and Other Specified Financial Measures

This MD&A includes certain meaningful performance measures commonly used in the crude oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

Non-GAAP Financial Measures

Capital Expenditures and Capital Expenditures including Acquisitions & Divestitures ("A&D")

Management uses capital expenditures and capital expenditures including A&D to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. Capital expenditures is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows, and cash proceeds or expenditures on A&D are added or deducted to arrive at capital expenditures including A&D. See the following table for the reconciliation of both measures to net cash used in investing activities, the most directly comparable GAAP measure.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Net cash used in investing activities	97,558	58,669	372,190	222,597
Proceeds from disposition	1,000	-	1,000	-
Net change in accounts payable related to the addition of PP&E	11,023	18,663	4,099	(12,390)
Capital expenditures	109,581	77,332	377,289	210,207
Proceeds from disposition	(1,000)	-	(1,000)	-
Capital expenditures including A&D	108,581	77,332	376,289	210,207

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's credit facility, plus the remaining equity commitment related to any outstanding investment agreements in prior periods where applicable. HEI's available funding is disclosed in "Liquidity" in this MD&A, which reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

30 | Hammerhead Energy Inc.	Management Discussion & Analysis

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized gains (losses) from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. HEI's netback is disclosed in "Operating Netback" in this MD&A, which includes its most directly comparable GAAP measure, oil and gas revenue.

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of debt, increased capital spending or a return of capital program. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Cdn$ thousands)	2023	2022	2023	2022
Net cash from operating activities	122,047	95,138	313,443	295,224
Changes in non-cash working capital	21,963	(13,425)	59,778	8,699
Realized foreign exchange gain (loss) on financing activities	545	(5,168)	741	(5,168)
Settlement of decommissioning obligations	-	-	54	123
Funds from operations	144,555	76,545	374,016	298,878
Transaction costs	-	16,021	9,061	16,021
Transaction costs, non-cash	-	-	(5,793)	-
Loss (gain) on foreign exchange	522	5,570	(2,805)	8,173
Unrealized (loss) gain on foreign exchange	(3,525)	(3,530)	(13)	(5,916)
Other income	(192)	(380)	(797)	(2,560)
Adjusted funds from operations	141,360	94,226	373,669	314,596
Capital expenditures	(109,581)	(77,332)	(377,289)	(210,207)
Settlement of decommissioning obligations	-	-	(54)	(123)
Free funds flow	31,779	16,894	(3,674)	104,266

31 | Hammerhead Energy Inc.	Management Discussion & Analysis

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. HEI's operating netback per boe is disclosed in "Operating Netback" in this MD&A.

Funds from Operations per boe and Funds from Operations per Basic Share and Diluted Share

Funds from operations per boe is calculated by dividing funds from operations by the Company's total production. Funds from operations per basic share and diluted share is calculated by dividing funds from operations by the Company's basic and diluted weighted average shares outstanding. Funds from operations is a non-GAAP financial measure component of funds from operations per boe, and funds from operations per basic share and diluted share.

Funds from operations per boe is utilized by management to assess the profitability of the Company's developed and producing assets and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Funds from operations per boe and funds from operations per basic share and diluted share are disclosed in "Funds from Operations" in this MD&A.

Corporate Netback per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Corporate netback per boe (or adjusted funds from operations per boe) is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of corporate netback per boe, and adjusted funds from operations per basic share and diluted share.

Corporate netback per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Corporate netback per boe and adjusted funds from operations per basic share and diluted share are disclosed in "Adjusted Funds from Operations" in this MD&A.

Capital Management Measures

Adjusted EBITDA and Annualized Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and impairment adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. These measures indicate the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS.

32 | Hammerhead Energy Inc.	Management Discussion & Analysis

The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change
Net profit before income tax	14,357	67,251	(79)
Add (deduct):
Unrealized loss (gain) on risk management contracts	20,882	(44,774)	N/A
Transaction costs	-	16,021	(100)
Share-based compensation	2,732	1,055	159
Depletion and depreciation	59,720	35,802	67
Finance expense	10,045	6,221	61
Loss on foreign exchange	522	5,570	(91)
Loss on warrant revaluation	42,794	10,824	295
Loss on debt repayment	-	218	(100)
Other income	(192)	(380)	(49)
Adjusted EBITDA	150,860	97,808	54

Annualized adjusted EBITDA	603,440	391,232	54

Adjusted Working Capital

For financial reports dated prior to December 31, 2022, working capital was computed including the impact of risk management contracts and the current portion of lease obligations. Beginning with 2022 Financial Statements and 2022 Annual MD&A, adjusted working capital has been renamed and computed excluding these items. All prior period comparatives within this report have been adjusted accordingly. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Cash	(7,077)	(8,833)
Accounts receivable	(92,899)	(89,235)
Prepaid expenses and deposits	(10,999)	(4,564)
Accounts payable and accrued liabilities	128,844	135,547
Adjusted working capital deficit	17,869	32,915

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt in prior periods where applicable and adjusted working capital. Where applicable in prior periods, term debt is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized adjusted EBITDA is net debt divided by annualized adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements. Net debt and net debt to adjusted EBITDA are disclosed in "Liquidity" in this MD&A.

33 | Hammerhead Energy Inc.	Management Discussion & Analysis

Supplementary Financial Measures

Throughout the MD&A, the Company presents certain financial figures, in accordance with IFRS, stated in dollars per boe ($/boe). These figures are determined by dividing the applicable financial figure as prescribed under IFRS by the Company's total production for the respective period. Below is a list of figures which have been presented in the MD&A in $/boe:

• Average realized prices ($/boe);

• Revenue ($/boe);

• Royalty expense ($/boe);

• Operating expense ($/boe);

• Transportation expense ($/boe);

• Realized gain (loss) on risk management contracts ($/boe);

• Unrealized gain (loss) on risk management contracts ($/boe);

• Gain (loss) on risk management contracts ($/boe);

• Net G&A ($/boe);

• Cash transaction costs ($/boe);

• Non-cash transaction costs ($/boe);

• Net share-based compensation expense ($/boe);

• Cash interest expense ($/boe);

• Non-cash interest and accretion expense ($/boe); and

• Depletion, depreciation and impairment ($/boe)

Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls/d	barrels per day	Crude oil	Tight oil as defined in NI 51-101
boe	barrels of oil equivalent	Natural gas	Shale gas as defined in NI 51-101
boe/d	barrels of oil equivalent per day	GAAP	generally accepted accounting principles
Mcf	thousand cubic feet	G&A	general and administrative
Mcf/d	thousand cubic feet per day	WTI	West Texas Intermediate
mmbtu	million British Thermal Units	CDN	Canadian
NGL	Natural gas liquids	Legacy RSUs	Legacy Restricted Share Units
A&D	Acquisitions & divestitures	RSAs	Restricted Share Awards
GJ	gigajoule

34 | Hammerhead Energy Inc.	Management Discussion & Analysis

CORPORATE INFORMATION

BOARD OF DIRECTORS	HEAD OFFICE
Bryan Begley[2,3]	Eighth Avenue Place
Paul Charron[1,2]	East Tower, Suite 2700
Stewart Hanlon[1,3,4]	525 8th Avenue SW
Michael G. Kohut	Calgary, Alberta T2P 1G1
James McDermott[1,4]	Tel: (403) 930-0560
Jesal Shah	Fax: (403) 930-0569
Scott Sobie	www.hhres.com
Robert Tichio
GRANDE PRAIRIE OFFICE
[1] Member of Audit Committee	301, 11601 101st Avenue
[2] Member of Reserves Committee	Grande Prairie, Alberta T8V 3X9
[3] Member of Compensation Committee	Tel: (587) 771-1083
[4] Member of Governance and ESG Committee	Fax: (587) 771-1082

EXECUTIVES	BANKERS
Canadian Imperial Bank of Canada
Scott Sobie	Royal Bank of Canada
President & Chief Executive Officer	ATB Financial
Bank of Montreal
Michael G. Kohut	Canadian Western Bank
Senior Vice President & Chief Financial Officer	Business Development Bank of Canada
Export Development Canada
Daniel Labelle
Senior Vice President of Development & A&D	AUDITORS
Ernst & Young LLP
David M. Anderson	Calgary, Alberta
Senior Vice President of Operations & Alternative Energy
LEGAL COUNSEL
Nicki Stevens	Burnet, Duckworth & Palmer LLP
Senior Vice President of Production, Marketing & ESG	Calgary, Alberta

Dick Unsworth	INDEPENDENT RESERVOIR CONSULTANTS
Senior Vice President of Business and Organizational	McDaniel & Associates Consultants Ltd
Effectiveness	Calgary, Alberta

STOCK EXCHANGE LISTINGS	REGISTRAR AND TRANSFER AGENT
HEI Common Shares are publicly traded on the NASDAQ and	Computershare Trust Company of Canada
TSX under the symbol "HHRS"	Calgary, Alberta

35 | Hammerhead Energy Inc.	Management Discussion & Analysis

Hammerhead Energy Inc. Announces Record Financial and Operating Results for Third Quarter 2023 and a Corporate Transaction

CALGARY, ALBERTA - November 6, 2023 - Hammerhead Energy Inc. ("Hammerhead" or the "Company") (TSX: HHRS ; NASDAQ: HHRS) is pleased to announce record financial and operating results for the third quarter of 2023. During the quarter, the Company maintained its planned two-rig program targeting Montney light oil, with a focus at North Karr. The critical new infrastructure expansion at South Karr has continued to be on time and on budget. Hammerhead also completed drilling of its first ever multi-well pad at South Karr (the nine-well 5-11 pad) which includes three new Lower Montney wells. These wells are expected to be brought on-stream when the South Karr facilities work is completed in December.

During the third quarter, Hammerhead delivered record production, where the rate of oil growth continued to outpace the rate of corporate production growth. Additionally, marked reductions in operating and transportation costs per boe1 were reported. As a result, the Company achieved record adjusted funds from operations2 during the quarter. At the same time, the recent 12-well pad at North Karr 10-14 achieved record low DCET3 well costs of $7.9 million per well and is on track to achieve payout4 in three months.

Scott Sobie, President and CEO of Hammerhead notes, "Hammerhead has achieved record cost outcomes at the same time that new wells (North Karr 10-14) have materially exceeded our type curve assumptions. As a result, production at our recently completed North Karr infrastructure is at capacity and we have an additional 2,000 - 3,000 boe/d of  productive capability 'behind pipe'".

Announced Corporate Transaction

On November 6, 2023, Hammerhead announced that it had entered into a definitive arrangement agreement with Crescent Point Energy Corp. ("Crescent Point") (TSX: CPG; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the issued and outstanding Class A common shares of Hammerhead ("Hammerhead Shares") for total consideration of C$21.00 per Hammerhead Share (the "Consideration"). The proposed transaction (the "Transaction") is to be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each Hammerhead Share will be exchanged for C$15.50 of cash consideration and C$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Hammerhead will seek approval of the Transaction by its shareholders at a special meeting expected to be held in late December 2023 (the "Meeting"). The Transaction is also subject to customary closing conditions, including receipt of court approval, Hammerhead shareholder approval at the Meeting and customary regulatory and stock exchange approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the Hammerhead Shares will be de-listed from the TSX and NASDAQ.

Third Quarter 2023 Highlights:

• Produced a record 46,046 boe/d (48% liquids)5 representing 43% and 18% growth on a year over year ("y-o-y") and sequential basis, respectively. Crude oil production of 16,657 bbl/d during the quarter represents 80% and 24% growth on a y-o-y and sequential basis, respectively.

• Generated record adjusted funds from operations2 of $141.4 million, representing a corporate netback6 of $33.37/boe. Adjusted funds from operations2 increased 50% and 37% on a y-o-y and sequential basis, respectively. Net cash from operating activities for the quarter was $122.0 million.

1 | Hammerhead Energy Inc.	Third Quarter 2023 Results

• On the back of strong operational results, the Company generated free funds flow7 of $31.8 million during the quarter.

• Reported operating expense of $6.99/boe1, representing a 21% and 27% reduction on a y-o-y and sequential basis, respectively. Transportation expense was $5.58/boe1, representing a 6% and 3% reduction on a y-o-y and sequential basis, respectively. Combined operating and transportation expense of $12.57/boe reflects cost optimization from Company ownership of in-field infrastructure and water disposal.

• Realized a natural gas price including realized gain (loss) on risk management contracts of $4.24/mcf, a 62% increase over the AECO 5A benchmark price of $2.62/mcf, largely due to the Company's hedging and marketing strategy for natural gas. The Company delivers a combined 25 mmcf/d to the Malin and Stanfield markets where benchmark pricing during the quarter averaged $4.29/mcf and $4.18/mcf, respectively. Forward strip pricing8 reflects average fourth quarter 2023 pricing of $9.47/mcf and $9.42/mcf at Malin and Stanfield, respectively. With 15% of third quarter natural gas sales going to Malin and Stanfield, Hammerhead provides peer leading leverage to this premium gas market.

• Continued a two-rig development program with quarterly capital expenditures9 and net cash used in investing activities of $109.6 million and $97.6 million, respectively. The capital program included (i) the drilling of 10 gross (10 net), completion of 12 gross (12 net), and on-stream of 12 gross (12 net) Montney crude oil wells, and (ii) continued investments in new surface infrastructure at Karr.

• The recent 12-well pad at North Karr 10-14 continues to materially exceed performance expectations, establishing an average well IP6010 of 1,408 boe/d (60% liquids)5 and resulting in an estimated pad payout4 of three months. Hammerhead also completed drilling of its first ever multi-well pad at South Karr (the nine-well 5-11 pad) which also included three new Lower Montney wells. This pad provides a full nine-well "cube" development, with two three-well benches in the Upper Montney and one three-well bench in the Lower Montney. These wells are expected to be brought on-stream when the South Karr facilities work is completed in December.

• The Company exited the quarter with net debt11 of $356.1 million and a net debt to annualized adjusted EBITDA ratio12 of 0.6 times. Hammerhead's net debt is expected to fall for the balance of the year. Following the semi-annual borrowing base review, the Company increased its total credit facility to $450.0 million and utilized the increase to redeem and extinguish all outstanding term debt.

• During the quarter, the Company issued a Notice of Redemption for all remaining Public Warrants (as defined herein)13. This notice entitled the Company to redeem Public Warrants outstanding on September 15, 2023 at 5:00 p.m. New York City time (the "Redemption Date"), for a cash payment of US$0.10 per Public Warrant. Prior to the Redemption Date, as per the terms and make-whole exercise contained in the A&R Warrant Agreement (as defined herein), holders of Public Warrants were permitted to exercise their Public Warrants on a cash basis for a payment of $US11.50 or exercise on a cashless basis in exchange for 0.296 Hammerhead Shares per Public Warrant. Pursuant to the redemption, 301 Public Warrants were exercised on a cash basis, and 15,642,972 Public Warrants were exercised on a cashless basis. A total of 4,630,591 Hammerhead Shares were issued, materially increasing the number of the Hammerhead Shares outstanding in the public float. The remaining 54,483 Public Warrants were redeemed for a cash payment of US$0.10 per Public Warrant. As of September 30, 2023, the Company had no Public Warrants outstanding, and the Public Warrants were delisted from the TSX and NASDAQ.

1 Supplementary Financial Measure.  See "Non-GAAP and Other Financial Measures Advisory" for more information.

2 Adjusted funds from operations is a non-GAAP financial measure which does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable with similar measures presented by other entities. The most directly comparable generally accepted accounting principles ("GAAP") measure is net cash from operating activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

3 DCET is an oil and gas metric including all capital spent to drill, complete, equip and tie-in a well.  See "Reader Advisory - Oil and Gas" for more information.

2 | Hammerhead Energy Inc.	Third Quarter 2023 Results

4 Payout is an oil and gas metric that is calculated as the amount of time it takes for production from a well to fully pay for DCET capital. See "Reader Advisory - Oil and Gas" for more information.

5 See "Reader Advisory - Oil and Gas" for such production by product type.

6 Corporate netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per boe. See "Non-GAAP and Other Financial Measures Advisory" for more information.

7 Free funds flow is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

8 Forward strip pricing as at October 31, 2023 converted to Cdn$ at a foreign exchange rate of 1.38 US$/Cdn$.

9 Capital expenditures is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash used in investing activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

10 Initial production test rates as an average over sixty consecutive days, which is an oil and gas metric. See "Reader Advisory - Oil and Gas" for more information.

11 Net debt is a capital management measure. See "Non-GAAP and Other Financial Measures Advisory" for more information.

12 Net debt to annualized adjusted EBITDA is a capital management measure. See "Non-GAAP and Other Financial Measures Advisory" for more information.

13 On August 16, 2023, the Company announced that it will redeem all of its outstanding public warrants to purchase Hammerhead Shares that were originally issued as part of the units sold in Decarbonization Plus Acquisition Corporation IV's ("DCRD") initial public offering (the "Public Warrants") and originally issued pursuant to the Warrant Agreement, dated August 10, 2021 by and between DCRD and Continental Stock Transfer & Trust Company, as warrant agent, and assumed by the Company pursuant to an amended and restated warrant agreement, dated February 22, 2023 (the "A&R Warrant Agreement"), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent, for a redemption price of US$0.10 per Public Warrant.

Hedging

As at September 30, 2023, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Oct 1, 2023 - Dec 31, 2023	US$ WTI	8,600	84.80
Jan 1, 2024 - Mar 31, 2024	US$ WTI	10,050	82.44

Remaining Term	Reference	Total Daily Volume (MMbtu/d)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Oct 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	30,000	(1.48)

Natural Gas Collar
Oct 1, 2023 - Dec 31, 2023	US$ NYMEX	30,000	5.00 - 9.80

Complete Quarterly Filings

Hammerhead has filed its quarterly report on Form 6-K on EDGAR at www.sec.gov and the Company's third quarter 2023 unaudited consolidated financial statements and management's discussion and analysis  on SEDAR+ at www.sedarplus.ca, along with posting these documents on its website www.hhres.com.

3 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Operational and Financial Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per share amounts, production and unit prices)	2023	2022	% Change	2023	2022	% Change

Production volumes[1]
Crude oil (bbls/d)	16,657	9,279	80	14,960	9,724	54
Natural gas (Mcf/d)	144,045	111,353	29	132,633	113,899	16
Natural gas liquids (bbls/d)	5,382	4,273	26	4,639	4,234	10
Total (boe/d)	46,046	32,111	43	41,704	32,941	27

Liquids weighting %	48	42		47	42

Oil and gas revenue ($/boe)	55.26	69.91	(21)	54.65	71.83	(24)

Operating netback ($/boe)[2]	37.82	34.77	9	36.95	37.63	(2)

Oil and gas revenue	234,090	206,518	13	622,216	645,968	(4)

Operating netback[3]	160,251	102,689	56	420,711	338,470	24

Net cash from operating activities	122,047	95,138	28	313,443	295,224	6
Per common share - basic[4]	1.32	3.80	(65)	4.00	11.80	(66)
Per common share - diluted[4]	1.24	1.54	(19)	4.00	4.83	(17)

Adjusted funds from operations[5]	141,360	94,226	50	373,669	314,596	19
Per common share - basic[4,6]	1.53	3.76	(59)	4.77	12.57	(62)
Per common share - diluted[4,6]	1.44	1.52	(5)	4.77	5.14	(7)

Corporate netback ($/boe) [5]	33.37	31.90	5	32.82	34.98	(6)

Net profit (loss)	3,912	67,251	(94)	(109,004)	157,802	N/A
Net profit (loss) attributable to ordinary equity holders	3,912	60,782	(94)	(113,094)	139,281	N/A
Per common share - basic[4]	0.04	2.42	(98)	(1.44)	5.57	N/A
Per common share - diluted[4]	0.04	0.98	(96)	(1.44)	2.28	N/A

Net cash used in investing activities	97,558	58,669	66	372,190	222,597	67
Capital expenditures[5]	109,581	77,332	42	377,289	210,207	79

Free funds flow[7]	31,779	16,894	88	(3,674)	104,266	N/A

Weighted average common shares outstanding [8]
Basic [4]	92,134	25,069	268	78,307	25,020	213
Diluted [4]	98,432	61,840	59	78,307	61,173	28

	As at
FINANCIAL	September 30, 2023	December 31, 2022	% Change
Adjusted working capital deficit[9]	17,869	32,915	(46)
Available funding[10]	93,937	309,985	(70)
Net debt [5]	356,063	291,647	22
Common shares outstanding	95,864	N/A	N/A

4 | Hammerhead Energy Inc.	Third Quarter 2023 Results

1 See "Reader Advisory - Oil and Gas" for such production by product type.

2 Operating netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue per boe. See "Non-GAAP and Other Financial Measures Advisory" for more information.

3 Operating netback is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue. See "Non-GAAP and Other Financial Measures Advisory" for more information.

4 In comparative periods, per common share amounts are those of Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD.

5 See "Non-GAAP and Other Financial Measures Advisory" for more information.

6 Adjusted funds from operations per share - basic and per share - diluted are non-GAAP financial ratios which do not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per share - basic and per share - diluted. See "Non-GAAP and Other Financial Measures Advisory" for more information.

7 Free funds flow is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

8 The Company has 95,884,002 Hammerhead Shares, 4,908,385 Legacy RSUs, 617,956 Legacy Options, and 1,934,818 RSAs issued and outstanding as of the date of this press release.

9 Adjusted working capital deficit is a capital management measure. See "Non-GAAP and Other Financial Measures Advisory" for more information.

10 Available funding is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is working capital deficit. See "Non-GAAP and Other Financial Measures Advisory" for more information.

5 | Hammerhead Energy Inc.	Third Quarter 2023 Results

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Transaction and the expected timing and completion thereof; the consideration expected to be received by shareholders pursuant to the Transaction; the Company's assessment of future plans, operations and strategies; the timing of when certain wells are expected to be brought on-stream; Hammerhead's anticipated net debt for the balance of the year; and other matters related to the foregoing.

6 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the time that it takes to complete the Transaction, if completed at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Transaction; the inability to complete the Transaction due to the failure to obtain approval of shareholders,  the Court, regulatory bodies or stock exchanges, as required; the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; the Company's ability to access sufficient capital from internal and external sources; Hammerhead's success in retaining or recruiting, or changes required in, its officers, key employees or directors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company's resources; the ability of the Company to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability; severe weather condition and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to the Company's future business; availability of adequate levels of insurance; difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; risk that the Company's 2023 capital program and drilling plans are different than anticipated; risk that there is a delay in bringing wells on-stream; risk that the Company's net debt is not reduced through the balance of the year; and risks related to infrastructure expansion at South Karr. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: the satisfaction of the conditions to completion of the Transaction, including the timely receipt of required shareholder, court, regulatory and stock exchange approvals, as required; ability to complete the Transaction and on the timing anticipated; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of the Company's reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company's ability to add production and reserves through development and exploration activities; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this document in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Oil and Gas Matters

References to "crude oil", "oil" or "light oil" reported in this press release refer to the tight oil product type as defined in National Instrument 51-101.  References to "natural gas" and "NGLs" refer to the shale gas and natural gas liquids product types, respectively.  The Company's production reported in accordance with such product types is provided below, using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Q3 2023	Q2 2023	Q3 2022
Tight oil (bbls/d)	16,657	13,389	9,279
Shale gas (Mcf/d)	144,045	126,349	111,353
Natural gas liquids (bbls/d)	5,382	4,561	4,273
Total (boe/d)	46,046	39,009	32,111

12-well pad at North Karr 10-14:

IP60
Tight oil (bbls/d)	726
Shale gas (Mcf/d)	3,361
Natural gas liquids (bbls/d)	122
Total (boe/d)	1,408

Oil and Gas Metrics

This press release contains certain oil and gas metrics, including operating netback, IP60, payout and DCET capital, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET includes all capital spent to drill, complete equip and tie-in a well. Payout means the anticipated years of production from a well required to fully pay for the DCET of such well. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

References to initial production test rates as IP60 are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Hammerhead. Hammerhead has not conducted a pressure transient analysis or well-test interpretation on a subset of the wells referenced in this press release. As such, all data should be considered to be preliminary until such analysis or interpretation has been completed.

8 | Hammerhead Energy Inc.	Third Quarter 2023 Results

The term "Boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading as an indication of value.

Abbreviations

The following is a list of abbreviations that may be used in this press release:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls	barrels	Crude oil, light oil, or oil	Tight oil as defined in National Instrument 51-101
bbls/d	barrels per day	Natural gas	Shale gas as defined in National Instrument 51-101
boe	barrels of oil equivalent	GAAP	generally accepted accounting principles
boe/d	barrels of oil equivalent per day	WTI	West Texas Intermediate
Mcf	thousand cubic feet	CDN	Canadian
Mcf/d	thousand cubic feet per day	GJ	gigajoule
MMBoe	million barrels of oil equivalent	Legacy RSUs	Legacy Restricted Share Units
MMBtu	million British thermal units	RSAs	Restricted Share Awards
NGLs	Natural gas liquids	DCET	Drilling, Completion, Equipment & Tie-in

Non-GAAP and Other Financial Measures Advisory

This press release includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

Non-GAAP Financial Measures

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure.

9 | Hammerhead Energy Inc.	Third Quarter 2023 Results

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022
Net cash used in investing activities	97,558	58,669
Proceeds from asset disposition	1,000	-
Net change in accounts payable related to the addition of PP&E	11,023	18,663
Capital expenditures	109,581	77,332

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's Credit Facilities, plus the remaining equity commitment related to any outstanding investment agreements. Available funding reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Adjusted working capital deficit	(17,869)	(32,915)
Debt capacity	111,806	170,200
Equity commitment	-	172,700
Available funding	93,937	309,985

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized gains (losses) from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. See the following table for the reconciliation of operating netback to oil and gas revenue, the most directly comparable GAAP measure.

10 | Hammerhead Energy Inc.	Third Quarter 2023 Results

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change
Revenue	234,090	206,518	13
Royalties	(26,249)	(31,728)	(17)
Operating expense	(29,593)	(26,212)	13
Net transportation expense	(23,620)	(17,582)	34
Operating netback, excluding risk management contracts	154,628	130,996	18
Realized gain (loss) on risk management contracts	5,623	(28,307)	(120)
Operating netback	160,251	102,689	56

Average Realized Prices
Crude oil and field condensate ($/bbl)	108.17	117.28	(8)
Natural gas ($/Mcf)[1]	3.19	7.84	(59)
Natural gas liquids ($/bbl)	52.72	66.37	(21)
Total ($/boe)[2]	55.26	69.91	(21)

(Cdn$ per boe)
Revenue[2]	55.26	69.91	(21)
Royalties[2]	(6.20)	(10.74)	(42)
Operating expense[2]	(6.99)	(8.87)	(21)
Net transportation expense[2]	(5.58)	(5.95)	(6)
Operating netback, excluding risk management contracts[3]	36.49	44.35	(18)
Realized gain (loss) on risk management contracts[2]	1.33	(9.58)	(114)
Operating netback per boe[3]	37.82	34.77	9

1 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

2 Supplementary Financial Measure. See "Non-GAAP and Other Financial Measures Advisory - Supplementary Financial Measures" for more information.

3 Non-GAAP Ratio.  See "Non-GAAP and Other Financial Measures Advisory - Non-GAAP Financial Ratios" for more information.

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

11 | Hammerhead Energy Inc.	Third Quarter 2023 Results

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022
Net cash from operating activities	122,047	95,138
Changes in non-cash working capital	21,963	(13,425)
Realized foreign exchange gain (loss) on financing activities	545	(5,168)
Funds from operations	144,555	76,545
Transaction costs	-	16,021
Loss (gain) on foreign exchange	522	5,570
Unrealized (loss) gain on foreign exchange	(3,525)	(3,530)
Other income	(192)	(380)
Adjusted funds from operations	141,360	94,226
Capital expenditures	(109,581)	(77,332)
Free funds flow	31,779	16,894

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. Operating netback per boe is disclosed in "Operational and Financial Summary" in this press release.

Corporate Netback per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Corporate netback per boe (or adjusted funds from operations per boe) is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of adjusted funds from operations per boe, and adjusted funds from operations per basic share and diluted share.

Corporate netback per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Corporate netback per boe is disclosed in "Highlights" in this press release and adjusted funds from operations per basic share and diluted share are disclosed in "Operational and Financial Summary" in this press release.

12 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Capital Management Measures

Adjusted EBITDA and Annualized Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and impairment, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change
Net profit before income tax	14,357	67,251	(79)
Add (deduct):
Unrealized loss (gain) on risk management contracts	20,882	(44,774)	N/A
Transaction costs	-	16,021	(100)
Share-based compensation	2,732	1,055	159
Depletion and depreciation	59,720	35,802	67
Finance expense	10,045	6,221	61
Loss on foreign exchange	522	5,570	(91)
Loss on warrant liability	42,794	10,824	295
Loss on debt repayment	-	218	(100)
Other income	(192)	(380)	(49)
Adjusted EBITDA	150,860	97,808	54

Annualized adjusted EBITDA	603,440	391,232	54

Adjusted Working Capital Deficit

Previously, working capital was computed including risk management contracts and the current portion of lease obligations. As at September 30, 2023 and December 31, 2022, adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Cash	(7,077)	(8,833)
Accounts receivable	(92,899)	(89,235)
Prepaid expenses and deposits	(10,999)	(4,564)
Accounts payable and accrued liabilities	128,844	135,547
Adjusted working capital deficit	17,869	32,915

13 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt and adjusted working capital. Term debt (2020 Senior Notes) is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized adjusted EBITDA is net debt divided by annualized adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements.

Net debt and net debt to annualized adjusted EBITDA are disclosed in "Highlights" in this press release.

Supplementary Financial Measures

Throughout the Press Release, the Company presents certain financial figures, in accordance with IFRS, stated in dollars per boe ($/boe). These figures are determined by dividing the applicable financial figure as prescribed under IFRS by the Company's total production for the respective period. Below is a list of figures which have been presented in the Press Release in $/boe:

• Average realized prices ($/boe);

• Revenue ($/boe);

• Royalty expense ($/boe);

• Operating expense ($/boe);

• Transportation expense ($/boe);

• Operating and transportation expenses ($/boe); and

• Realized gain (loss) on risk management contracts ($/boe)

14 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Hammerhead Energy Inc. Enters into Agreement to be Acquired by Crescent Point Energy Corp.

CALGARY, ALBERTA - November 6, 2023 - Hammerhead Energy Inc. ("Hammerhead") (TSX: HHRS ; NASDAQ: HHRS) is pleased to announce that it has entered into a definitive arrangement agreement (the "Arrangement Agreement") with Crescent Point Energy Corp. ("Crescent Point") (TSX: CPG ; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the issued and outstanding Class A common shares of Hammerhead ("Hammerhead Shares") for total consideration of C$21.00 per Hammerhead Share (the "Purchase Price"). The proposed transaction (the "Transaction") is to be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each Hammerhead Share will be exchanged for C$15.50 of cash consideration and C$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Scott Sobie, President and CEO of Hammerhead notes "We are exceptionally proud of having built a business that has proven to be a top tier asset that has delivered significant organic growth. A combination of asset quality, exceptional people and a solid business plan has positioned the company to be an attractive acquisition target that will benefit from a lower cost of capital inside of a larger enterprise. Since going public in early 2023, we have delivered attractive equity returns for our shareholders, and the ability to maintain a share position in Crescent Point provides our shareholders with the ability to benefit from the continued growth of the business."

Robert Tichio, Chairman of the Board of Hammerhead notes "On behalf of my fellow Board members and all shareholders, I want to personally congratulate the Hammerhead team for the exceptional performance they have delivered over many years that has resulted in this excellent outcome. Riverstone first invested in Hammerhead in 2014 as a 1,100 boe/d producer, and subsequently invested additional capital over the last nine years to support the company's leadership, their skills, and these assets. The delivery of superior operational and financial results for all shareholders is a testament to our management team partners and all Hammerhead employees."

Strategic Rationale:

• Attractive Value for Hammerhead Shareholders. The Purchase Price implies an enterprise value for Hammerhead of approximately C$2.55 billion, inclusive of assumed net debt. This represents a 17% premium over the five-day volume weighted average trading price of the Hammerhead Shares based on trading on all exchanges as of the close of markets on November 3, 2023.

• Continued Upside Exposure: The Transaction also provides Hammerhead shareholders with continued ownership in Crescent Point, a leading Canadian producer offering an attractive total return to shareholders through return of capital and growth. Crescent Point ownership offers enhanced scale, asset diversification, liquidity in financial markets and a long-term sustainable return of capital framework underpinned by a deep portfolio of high-quality inventory.

• Increasing Size and Scale: The Transaction will create the seventh-largest E&P in Canada with production weighted 65% to oil and liquids. Pro-forma Crescent Point production is expected to total over 200,000 boe/d in 2024, with significant drilling inventory in place to deliver additional long-term organic growth. Crescent Point will immediately become the largest owner of land in the volatile oil fairway in the Alberta Montney, in addition to already controlling the largest amount of land in the condensate-rich Kaybob Duvernay play. This increased scale is expected to allow Crescent Point to continue to improve its cost of capital.

1 | Hammerhead Energy Inc.

Transaction Approvals:

Hammerhead will seek approval of the Transaction by its shareholders (the "Hammerhead Shareholders") at a special meeting expected to be held in late December 2023 (the "Meeting").

The Transaction is subject to customary closing conditions, including receipt of court approval, Hammerhead Shareholder approval by at least 66 2/3% of the votes cast at the Meeting and customary regulatory and stock exchange approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the Hammerhead Shares will be de-listed from the TSX and NASDAQ.

Certain affiliates of Riverstone Holdings LLC (collectively "Riverstone"), who own in aggregate approximately 82% of the Hammerhead Shares (on a non-diluted basis), have entered into voting support agreements with Crescent Point and have agreed to support and vote in favor of the Transaction, subject to the provisions of such support agreements.

All of the directors and executive officers of Hammerhead have also entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Hammerhead Shares in favour of the Transaction, subject to the provisions of such support agreements.

The Arrangement Agreement includes customary deal protection provisions, including that Hammerhead has agreed not to solicit or initiate any discussions regarding any other transaction, subject to customary "fiduciary out" rights to respond to a superior proposal. Hammerhead has also granted Crescent Point a right-to-match any superior proposal and will pay a termination fee of C$85 million to Crescent Point if the Arrangement Agreement is terminated in certain circumstances. Crescent Point has also agreed to pay a termination fee of C$85 million to Hammerhead if the Arrangement Agreement is terminated in certain circumstances.

Further details with respect to the Transaction will be included in the information circular to be mailed to the Hammerhead Shareholders in connection with the Meeting. A copy of the Arrangement Agreement, the voting support agreements and the information circular will be filed on Hammerhead's SEDAR+ profile and will be available for viewing at www.sedarplus.ca.

Recommendation of the Board and Special Committee:

Based on the unanimous recommendation of the Special Committee of the Hammerhead Board of Directors, which was comprised solely of independent directors and did not include any directors associated with Riverstone or management, the Fairness Opinions (as defined below) and consultations with its financial and legal advisors, among other considerations, the Hammerhead Board of Directors has unanimously: (i) determined that the Transaction is fair to Hammerhead Shareholders and in the best interests of Hammerhead; and (ii) resolved to recommend that the Hammerhead Shareholders vote in favour of the Transaction.

Advisors:

CIBC Capital Markets ("CIBC") is acting as Financial Advisor to Hammerhead. CIBC has also provided a verbal opinion ("CIBC Fairness Opinion") to Hammerhead's Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Hammerhead Shareholders pursuant to the Arrangement Agreement, is fair from a financial point of view, to Hammerhead Shareholders. Burnet Duckworth & Palmer LLP is acting as Canadian counsel to Hammerhead and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as U.S. counsel to Hammerhead. ATB Capital Markets and Stifel Canada are acting as Strategic Advisors to Hammerhead.

2 | Hammerhead Energy Inc.

Peters & Co. Limited ("Peters & Co.") is acting as Financial Advisor to the Special Committee of the Hammerhead Board of Directors. Peters & Co. has also provided a verbal opinion ("Peters & Co. Fairness Opinion" and, together with CIBC Fairness Opinion, the "Fairness Opinions") to the Special Committee of the Hammerhead Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Hammerhead Shareholders pursuant to the Transaction, is fair from a financial point of view, to Hammerhead Shareholders. Blake, Cassels & Graydon LLP is acting as counsel to the Special Committee of the Hammerhead Board of Directors.

Bennett Jones LLP and Vinson & Elkins LLP are acting as counsel to Riverstone.

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

READER ADVISORY

Currency

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Transaction and the timing and benefits thereof; the consideration expected to be received by Hammerhead Shareholders pursuant to the Transaction; the timing of the Meeting; and the anticipated benefits of the Transaction, including in respect of production, drilling inventory, growth, cost of capital and liquidity.

3 | Hammerhead Energy Inc.

Such statements reflect the current views of Hammerhead and Crescent Point, as applicable, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: that the Transaction is not completed on the timing anticipated or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Transaction;  the inability to complete the Transaction due to the failure to obtain approval of Hammerhead Shareholders, the court, regulatory bodies or stock exchanges, as required; the risk that pro forma Crescent Point may not be able to realize the anticipated benefits of the Transaction, including with respect to increased production, long-term organic growth and improved cost of capital; risks related to capital market liquidity and long-term return of capital; risks related to the retention or recruitment, or changes required in, officers, key employees or directors following completion of the Transaction; geopolitical risks and changes in applicable laws or regulations; the possibility that Hammerhead, Crescent Point and/or pro forma Hammerhead may be adversely affected by other economic, business, and/or competitive factors; the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; ability to access sufficient capital from internal and external sources; Hammerhead's success in retaining or recruiting, or changes required in, its officers, key employees or directors; operational risks; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on resources; general economic and business conditions; risks related to the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; risks related to debt agreements and access to capital; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability; severe weather conditions and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to pro forma Crescent Point's future business; availability of adequate levels of insurance; and difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals.  Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, Hammerhead and Crescent Point, as applicable, have made assumptions regarding, among other things: the satisfaction of the conditions to completion of the Transaction, including the timely receipt of required Hammerhead Shareholder, court, regulatory and stock exchange approvals, as required; the ability of Crescent Point to realize benefits and efficiencies with respect to the Transaction; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which Hammerhead and Crescent Point operate; the ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; that Crescent Point, Hammerhead and/or pro forma Crescent Point will have sufficient cash flow, debt or equity sources or other financial resources required to fund the expenses in connection with the Transaction, capital and operating expenditures and other requirements as needed; that pro forma Crescent Point's conduct and results of operations will be consistent with its expectations; that pro forma Crescent Point  will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the ability to add production and reserves through development and exploration activities; and other matters. Although Hammerhead believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this press release in order to provide shareholders with a more complete perspective on Hammerhead's current and future operations and such information may not be appropriate for other purposes. Hammerhead's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Hammerhead will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4 | Hammerhead Energy Inc.

Oil and Gas Information

The term "Boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading as an indication of value.

5 | Hammerhead Energy Inc.